     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1998

                                                      REGISTRATION NO. 333-53433
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           IDG BOOKS WORLDWIDE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             2731                            04-3078409
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                       919 E. HILLSDALE BLVD., SUITE 400
                             FOSTER CITY, CA 94404
                                 (650) 655-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JOHN J. KILCULLEN
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                           IDG BOOKS WORLDWIDE, INC.
                       919 E. HILLSDALE BLVD., SUITE 400
                             FOSTER CITY, CA 94404
                                 (650) 655-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               ALAN K. AUSTIN, ESQ.                            WINTHROP B. CONRAD, JR., ESQ.
                BRIAN C. ERB, ESQ.                                 DAVIS POLK & WARDWELL
         WILSON SONSINI GOODRICH & ROSATI                          450 LEXINGTON AVENUE
             PROFESSIONAL CORPORATION                               NEW YORK, NY 10017
                650 PAGE MILL ROAD                                    (212) 450-4000
             PALO ALTO, CA 94304-1050
                  (650) 493-9300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


------------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO           OFFERING PRICE          AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED         BE REGISTERED          PER SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $0.001
  par value........................    3,657,000 shares           $16.50             $60,340,500             $17,800
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a)


(2) The Company paid $14,750 of the registration fee in connection with the initial filing.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued July 10, 1998


                                3,180,000 Shares


                           IDG Books Worldwide, Inc.
                              CLASS A COMMON STOCK                      idg logo

                            ------------------------


 IDG Books Worldwide, Inc. is offering shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between
                          $14.50 and $16.50 per share.


                            ------------------------


     The Class A common stock has been approved for quotation on the Nasdaq


                    National Market under the symbol "IDGB".


                            ------------------------

             INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.


                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                       Underwriting
                                               Price to               Discounts and              Proceeds to
                                                Public                 Commissions                 Company
                                               --------               -------------              -----------
Per Share............................             $                         $                         $
Total................................             $                         $                         $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


IDG Books Worldwide, Inc. has granted the underwriters the right to purchase up to an additional 477,000 shares of Class A common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of Class A common stock to purchasers on                     , 1998.


                            ------------------------

MORGAN STANLEY DEAN WITTER

                              GOLDMAN, SACHS & CO.

                                                             MERRILL LYNCH & CO.

            , 1998

Front Artwork Page:

[Set forth on the outside panel of the front gatefold under the heading "How the World Knows IDG Books Worldwide" are the Company's logo and photographs of some of the books that the Company publishes.]

[Set forth on one inside panel of the front gatefold under the heading "The People You Know" are photographs of some of the authors of the Company's books.]


[Set forth on one inside panel of the back gatefold under the heading "The Quality Consumers Know" are certain awards the Company has received, a list of best seller books published by the Company and press coverage related to the Company.]

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    5
Risk Factors...........................   11
Use of Proceeds........................   16
Dividend Policy........................   16
Certain Information....................   16
Capitalization.........................   17
Dilution...............................   18
Selected Financial Data................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   21
Industry Overview......................   28
Business...............................   29
Management.............................   37
Relationship with IDG and Certain
  Transactions.........................   45
Principal Stockholders.................   47
Description of Capital Stock...........   48
Shares Eligible for Future Sale........   51
Underwriters...........................   53
Legal Matters..........................   54
Experts................................   55
Additional Information.................   55
Index to Financial Statements..........  F-1


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. In this prospectus, the "Company," "IDG Books," "we," "us" and "our" refer to IDG Books Worldwide, Inc. and its predecessor.

     Until                     , 1998, all dealers that buy, sell or trade Class
A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the Class A common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

     We are a leading publisher of computer, business and self-help books designed to make learning accessible and fun. In 1997, we produced more number one best-selling computer books than any other publisher, according to Publishers Weekly. The computer book category has been the fastest growing sector in the U.S. book industry in each of the past six years. We publish and market 18 book series under well-known brand names, including our popular
". . . For Dummies(R)" series. These books have created widespread recognition of our brands by consumers, enabling us to successfully publish across a variety of categories in technology, business and self-help. Our portfolio of brand names includes more than 700 active titles. We have approximately 65 million English-language books in print and have translated our books into 36 languages. We believe that our readers value and trust our products and brands to help obtain computer proficiency and professional certification, general business know-how, career growth and personal enrichment.

     Since our founding in 1990, we have grown rapidly. During the last four completed fiscal years, our net revenue grew at a compound annual growth rate of 46.2%, and our net income grew at a compound annual growth rate of 20.2%. Our net revenue was $120.7 million in our most recently completed fiscal year, and our net income was $7.0 million during that time. Our net revenue increased 86.3% in 1994, 47.4% in 1995, 34.9% in 1996 and 23.3% in 1997 compared to the prior year. Our net income increased 71.3% in 1994, decreased 2.0% in 1995, and increased 1.9% and 8.4% in 1996 and 1997 compared to the prior year. For the six months ended March 31, 1998, our net revenue was $71.9 million, and our net income was $6.9 million. During that time, our net revenue increased 15.1% from the comparable period in the previous year, and our net income increased by 37.8%.

     We publish our books in two general publishing groups, ". . . For Dummies(R)" and IDG Books Technology, which target the distinct needs of readers. Our ". . . For Dummies(R)" series is a best-selling line of computer, business, personal finance, study aids, cooking, gardening, do-it-yourself, health and fitness, and self-help books. The group consists of more than 350 active titles and approximately 50 million copies in print, as well as extensions into multimedia, music, on-line information and board games. Windows For Dummies(R) has more than six million copies in print across all editions, and the current edition was the best-selling computer book in 1997 according to Publishers Weekly and USA Today. Other best-selling ". . . For Dummies(R)" titles include Internet for Dummies(R), Personal Finance For Dummies(R), Golf For Dummies(R) and Cooking For Dummies(R). Sales of our ". . . For Dummies(R)" books accounted for approximately 68% of our net revenue in our fiscal year ended September 30, 1997.


     The IDG Books Technology group includes an expanding collection of information technology books published in multiple book series under a variety of brand names. These series and brands include 3-D Visual(R), One Step at a Time, Bible, ". . . Secrets(R)", MCSE Study and Novell Press. These books appeal to a wide range of readers, from beginners to knowledgeable professionals. For the fiscal year ended September 30, 1997, sales from our IDG Books Technology group represented approximately 32% of our net revenue.


     The market for computer related books has increased for many reasons. First, the number of new computer users, both at work and at home, has increased dramatically. Also, computer hardware and software continues to become more complex, and manufacturers are not providing users with sufficient guidance on these products. The market for books devoted to the use of computer hardware and software grew from $678.0 million in 1995 to $844.0 million in 1997.

     Our books compete in the general interest book market covering most categories, other than fiction, biography and children's books. As demands on people's time increase and life in general becomes more complex, we believe people are turning to self-help and similar books to increase personal productivity, enhance career success and provide competitive advantages in a rapidly changing economy, as well as to provide personal enrichment.

OPERATING STRATEGY

     We strive to provide a consistent, accessible and rewarding learning experience to our readers. To achieve these objectives, we have adopted the following operating strategies:

     Focus on Branded Content and Mass Marketing. We create quality products which we market extensively. This helps build brand recognition. We believe that our valuable name recognition generates repeat demand for our books and that the strength of our brand names enables us to extend these brands into additional licensed products and services.

     Make Knowledge Accessible and Enjoyable. We believe millions of individuals, businesses and families are challenged by technologies or are trying to acquire new skills or enrich their lives. We specifically design our products to make learning accessible and fun.

     Maintain Efficient and Proven Publication Process. We have developed a successful process to conceive, acquire and produce new and revised titles on a timely and cost-effective basis. Our staff of creative personnel identifies and develops new titles and subject areas and draws on a highly recognized and respected list of leading authorities, media celebrities and experienced computer/Internet authors. This collaboration, in conjunction with our experienced editorial team, assures brand consistency through high quality, easy-to-read publications. In addition, our close working relationships with technology industry leaders enable us to release high quality and well supported products and services in a timely manner.

GROWTH STRATEGY

     Building on our operating strategy and upon industry trends, we have pursued the following strategies to expand our business:


     Expand Technology, Business and Self-Help Publishing Programs. We have identified numerous opportunities to take advantage of our market position in the technology, business and self-help markets by adding new titles to existing categories and expanding into new categories. For example, we are releasing about 20 new and revised books in concert with Microsoft's release of Windows
98. These books will be supported by aggressive retail incentives and marketing programs. We have also expanded our ". . . For Dummies(R)" branded products into other successful categories, such as the best-selling Golf For Dummies(R) title. We expect to expand this category into other golf-related book topics.


     Increase Distribution Penetration and Expand Network. We are working to increase our shelf space among our existing retailers and distributors and to add new retailers, distributors and distribution channels. We have developed sales and marketing programs that provide additional compensation to distributors for sales to the ultimate consumer, the reader, in an effort to increase shelf space devoted to our books at existing retail customers. To expand our sales network, we are also establishing new distribution channels, such as on-line retailers and other nontraditional channels for the distribution of our books.

     Develop Business-to-Business Opportunities. We intend to sell our core products directly to businesses for training purposes. In addition, we plan to expand our custom publishing activities, including production of documentation and booklets, corporate training and special projects, for a broad range of customers.

     Develop Brand Ventures. We believe that there are numerous opportunities to extend our brands through domestic and international licensing arrangements, strategic joint ventures, retail alliances and on-line services.

     Selectively Acquire Titles and Companies in the U.S. and
Internationally. We believe that opportunities exist to acquire selected technology, business and self-help properties that will complement and enhance our existing portfolio.

RELATIONSHIP WITH IDG


     We are owned by a subsidiary of International Data Group, Inc. ("IDG"), a leading global provider of information technology media, research, conferences and expositions. IDG's publications include more than 280 magazines and newspapers, including PC World, Computerworld and Infoworld, in over 75 countries. In addition, through its International Data Corporation division, IDG is one of the world's leading providers of information technology data, analysis and consulting. IDG also produces more than 110 globally branded conferences and expositions in 33 countries. After completion of this offering, IDG will own approximately 74.97% of the outstanding shares of our Class A common stock and Class B common stock, combined, and will control 77.77% of our voting power.

                                  THE OFFERING


  Class A common stock offered................  3,180,000 shares(1)

  Common stock to be outstanding after this
    offering:
       Class A common stock...................  14,080,000 shares(1)(2)
       Class B common stock...................  200,000 shares(3)
            Total.............................  14,280,000 shares(1)(2)(3)
                                                -----------
                                                -----------
  Over-allotment option.......................  477,000 shares

  Voting rights
       Class A common stock...................  One vote per share
       Class B common stock...................  Ten votes per share(3)

  Use of proceeds.............................  The Company will receive net proceeds from this offering of approximately $44.0
                                                million. Approximately $38.4 million of the
                                                proceeds will be paid to International Data
                                                Group, Inc., our parent company. We intend
                                                to use the remaining net proceeds for
                                                working capital and capital expenditures.

  Dividend policy.............................  We do not intend to pay dividends on our common stock. We plan to retain any earnings
                                                for use in the operation of our business and
                                                to fund future growth.

  Nasdaq National Market symbol...............  IDGB


---------------

(1) Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of Class A common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments.



(2) Based on shares outstanding as of March 31, 1998. Excludes (i) 2,850,000 shares of Class A common stock that have been set aside for stock options under our 1998 Stock Plan, of which we have granted options to purchase 1,500,900 shares to our employees, and (ii) 350,000 shares of Class A common stock that have been set aside for those employees who elect to participate in our Employee Stock Purchase Plan. See "Management -- 1998 Stock Plan," "-- Employee Stock Purchase Plan," "Description of Capital Stock" and note 8 of notes to financial statements.



(3) Holders of our Class B common stock can choose to convert their shares into shares of Class A common stock at any time. In addition, the Class B common stock will be automatically converted into Class A common stock in certain circumstances. See "Description of Capital Stock."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following statement of income data for the years ended September 30, 1995, 1996 and 1997 are derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the years ended September 30, 1993 and 1994 have been derived from our accounting records and are unaudited. The statement of income data for the six-month periods ended March 31, 1997 and 1998 and the balance sheet data as of March 31, 1998 are derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial position. Results for the six months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire year. The financial data set forth below should be read in conjunction with, and are qualified by reference to, "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.


                                                                                                   SIX MONTHS
                                                                                                      ENDED
                                                       YEAR ENDED SEPTEMBER 30,(1)                MARCH 31,(1)
                                             ------------------------------------------------   -----------------
                                              1993      1994      1995      1996       1997      1997      1998
                                             -------   -------   -------   -------   --------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net revenue..............................  $26,419   $49,218   $72,523   $97,847   $120,688   $62,464   $71,916
                                             -------   -------   -------   -------   --------   -------   -------
  Cost of sales............................   13,115    23,497    40,598    55,703     63,064    32,075    37,856
  Selling, general and administrative
    expenses...............................    6,913    13,984    19,573    28,369     42,032    20,218    21,240
  Parent corporate services fee............      277       939     1,464     2,779      3,669     1,836     1,175(2)
                                             -------   -------   -------   -------   --------   -------   -------
    Total operating costs and expenses.....   20,305    38,420    61,635    86,851    108,765    54,129    60,271
                                             -------   -------   -------   -------   --------   -------   -------
  Income before provision for income
    taxes..................................    6,114    10,798    10,888    10,996     11,923     8,335    11,645
  Provision for income taxes...............    2,321     4,301     4,522     4,508      4,888     3,348     4,775
                                             -------   -------   -------   -------   --------   -------   -------
  Net income...............................  $ 3,793   $ 6,497   $ 6,366   $ 6,488   $  7,035   $ 4,987   $ 6,870
                                             =======   =======   =======   =======   ========   =======   =======
  Basic and diluted net income per
    share(3)...............................  $   .34   $   .59   $   .57   $   .58   $    .63   $   .45   $   .62
                                             =======   =======   =======   =======   ========   =======   =======
  Weighted average common shares
    outstanding(3).........................   11,100    11,100    11,100    11,100     11,100    11,100    11,100
  Pro forma basic and diluted net income
    per share(4)...........................                                          $    .51             $   .50
  Pro forma weighted average common shares
    outstanding(4).........................                                            13,873              13,873
OTHER DATA:
  EBITDA(5)................................  $ 6,167   $10,978   $11,270   $12,351   $ 13,586   $ 9,047   $13,313
  Capital expenditures.....................      302     1,061     1,250     2,430      3,246       681     1,514
  Net cash provided (used) by operating
    activities.............................    1,625     3,253    (1,858)    1,855      7,820    (1,647)      974
  Net cash used in investing activities....     (302)   (1,061)   (1,250)   (2,430)    (3,246)     (681)   (4,953)
  Net cash provided (used) by financing
    activities.............................   (1,229)   (2,200)    3,066       614     (4,583)    2,323     3,951



                                                                  AS OF MARCH 31, 1998
                                                              ----------------------------
                                                                              PRO FORMA
                                                              ACTUAL       AS ADJUSTED(6)
                                                              -------      ---------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash......................................................  $    46          $ 6,062
  Working capital...........................................   25,025           31,041
  Total assets..............................................   73,688           79,704
  Stockholder's equity......................................   37,264           43,280



                                            (footnotes appear on following page)

---------------
(1) Our fiscal year ends on the Saturday closest to September 30. Fiscal years 1995, 1996 and 1997 ended on September 30, 1995, September 28, 1996 and September 27, 1997, respectively. For convenience, fiscal year-ends are denoted as September 30. Similarly, the 26-week periods ended March 29, 1997 and March 28, 1998 are referred to as the six months ended March 31, 1997 and March 31, 1998, respectively.

(2) Effective January 1, 1998, we assumed responsibility for certain corporate administrative functions, as well as for our own strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. Accordingly, the parent corporate services fee decreased to $150,000 per quarter as of January 1, 1998.

(3) See note 2 of notes to financial statements for an explanation of shares used to compute basic and diluted net income per share.

(4) In May 1998, we paid a $38.4 million dividend by issuance of a note payable to IDG. We intend to pay such note using a portion of the proceeds from this offering. Unaudited pro forma basic and diluted net income per share amounts are calculated using common stock outstanding plus the number of shares whose proceeds are to be used to pay the note.

(5) "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing and media industries, however, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.


(6) Pro forma as adjusted amounts give effect to the issuance and sale of 3,180,000 shares of Class A common stock in the offering at an assumed initial public offering price of $15.50 per share, the midpoint of the range set forth on the cover page of this Prospectus, and the application of the net proceeds therefrom (after deducting estimated underwriting discounts and commissions and offering expenses payable by us) as set forth under "Use of Proceeds," including the payment of a $38.4 million dividend paid by us to IDG and a payment in settlement of the intercompany balance by IDG to us, as though such payments had been paid as of March 31, 1998. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

DEPENDENCE ON THE COMPUTER INDUSTRY

     We write many of our books for users of information technology, particularly personal computers and software. Our technology-related books accounted for a substantial majority of our net revenue in fiscal 1997, and we expect that technology books will continue to account for a substantial majority of our book sales for the foreseeable future. As a result, our future success depends on the growth and development of the market for personal computers and related applications. If this market grows at a rate that is less than we expect, or if consumer demand for technology-related books declines for any reason, our future financial results could be adversely affected.

DEPENDENCE ON MICROSOFT PRODUCTS AND COMPETITION WITH MICROSOFT PRESS


     Sales of our books devoted to the use of software products sold by Microsoft Corporation ("Microsoft"), including its Windows operating system, accounted for approximately half of our net revenue in fiscal 1997. As a result, our future financial results will depend in large part on continued consumer demand for Microsoft products. A decline in the use of Microsoft products would likely result in decreased demand for our books and could adversely affect our future financial results. Prospective investors should be aware that Microsoft released its Windows 98 operating system in mid 1998. We have devoted substantial time and resources to developing and writing books in anticipation of the release of Windows 98.


     Federal and various state regulators have filed lawsuits against Microsoft claiming that certain practices by Microsoft with respect to Windows 98 in its current form violate antitrust laws. Windows 98 was released in late June 1998. A hearing regarding the federal regulators' request for an injunction relating to Windows 98 is currently scheduled for September 1998. We have printed our Windows 98 products for Windows 98 in its current form. If Microsoft is required to make significant modifications to Windows 98 as a result of these lawsuits, we may be required to revise our Windows 98 books which could adversely affect our financial results. In addition, any failure of Windows 98 to gain market acceptance, due to these lawsuits or for any other reason would adversely affect sales of our Windows 98 books. In such event, our financial results could be adversely effected.

     In addition to relying on the sales of our books devoted to Microsoft products, we compete with Microsoft's publishing division, Microsoft Press, for readers of computer-related books, including books covering Microsoft products. Microsoft Press has substantially greater financial resources than we do and, because it is owned by Microsoft, may have better access to planned and new Microsoft products. As a result, Microsoft Press may have a competitive advantage over us in providing books devoted to the use of software products sold by Microsoft.

DEPENDENCE ON " . . . FOR DUMMIES(R)" PUBLICATIONS

     We derive a substantial proportion of our net revenue from the sale of our " . . . For Dummies(R)" family of books. In addition, we have devoted substantial resources to the publication of these books and the development of our " . . . For Dummies(R)" brand name. As a result, any change in reader preferences leading to a decline in demand for our " . . . For Dummies(R)" books would likely have a material adverse effect on our future financial results.

RISKS OF NEW PRODUCT INTRODUCTIONS


     Generally, as a particular book gets older, we sell fewer copies of that book. Consequently, our future success depends on our ability to identify trends in the technology and business and self-help markets and to offer new titles, as well as other products and services, that address the changing needs of our target audiences. To establish market acceptance of a new publication, we must dedicate significant resources to research and editorial development, production and sales and marketing. We incur significant costs in developing, publishing and selling a new book, which often significantly precede meaningful revenues from its sale. Consequently, new publications can require significant time and investment to achieve profitability. Prospective investors should note, however, that there can be no assurance that our efforts to introduce new publications or other products or services will be successful or profitable.


     We record as an expense the costs related to the development of new publications and products, other than author advances, as they are incurred. As a result, our profitability from quarter-to-quarter and from year-to-year may be adversely affected by the number and timing of new publications and product launches in any period and the level of acceptance gained by such publications and products.

RISKS ASSOCIATED WITH FLUCTUATIONS IN PAPER COSTS; DEPENDENCE ON SIGNIFICANT SUPPLIER

     Paper is the principal raw material used in our business. We generally purchase paper from merchants representing the paper mills. We do not have long-term paper supply contracts with these paper merchants. Our arrangements with merchants are negotiated each year and provide for quarterly price adjustments. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy costs and general economic conditions. Consequently, our cost of producing books can vary from period-to-period. In the past, paper has also been difficult to obtain due to industry-wide shortages. Significant paper price increases, sustained over a period of time, could adversely affect our future financial condition or operating results.

     We rely on a number of printing companies to print our books. Our largest printing supplier, Banta Corporation, accounted for more than 25% of our total printing and binding purchases in fiscal 1997. If the relationship with this vendor were to be interrupted, or service from this or any other significant supplier were to be delayed for any reason, our future financial or operating results could be adversely affected.

FLUCTUATIONS IN QUARTERLY RESULTS AND CYCLICALITY OF REVENUE


     Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term. If we sell fewer books or otherwise have lower revenue than we expect, we may not be able to quickly reduce our spending in response. Any shortfall in our revenue would have a direct impact on our results of operations, and fluctuations in quarterly results could affect the market price of our Class A common stock in a manner unrelated to our long-term operating performance. We typically sell more books during our first and second quarters because of increased sales during the Christmas season. In addition, we sell more books in quarters in which software manufacturers release new or updated versions of popular software products. Because a substantial portion of our selling, general and administrative expenses is incurred evenly throughout the year, we generally experience relatively lower net profit during quarters not impacted by increases in net revenue due to seasonal or other factors discussed above.


     In addition, we typically publish books relating to new trends and technologies. Accordingly, if general economic conditions worsen, people may defer spending on these new trends and technologies, which could reduce the number of books that we sell.

RISKS ASSOCIATED WITH PRODUCT DISTRIBUTION CHANNELS

     We sell our books primarily to large retail chains, large wholesalers, warehouse clubs, office superstores and computer and electronics superstores. In fiscal 1997, our three largest customers, Barnes & Noble, Inc., Ingram Book Company and Borders, Inc., accounted for approximately 14.8%, 12.4% and 10.1% of net revenue. Our future financial results depend in large part on our relationship with our customers. Any disruption in our relationships with customers could adversely affect our financial performance.

RISK OF PRODUCT RETURN

     Our sales policy generally permits our book customers to return any unsold or damaged books for full credit. We record as revenue all books sold to our customers in a particular quarter and, at the same time, record a provision for estimated returns. During our fiscal year 1997, we recorded a provision for returns of approximately 21.0% of our gross sales. If, during any period, our customers return more books than we previously estimated, our financial results in that period would be adversely affected.

COMPETITION

     We face competition directly from other book publishers and indirectly from nonprint media. Competition in book publishing mainly stems from editorial quality, timely introduction of new titles, product positioning, pricing and brand name recognition. In addition to our company, Simon & Schuster, Microsoft Press and McGraw-Hill all have a strong market presence in the United States and internationally in technology publishing. The principal competitors for our business and self-help titles include Random House, Simon & Schuster and HarperCollins. Each of these competitors has substantially greater financial resources than we do.

     Nonprint media, such as the Internet and CD-ROMs, may also present substantial competition. If computer users increase their reliance on instruction and other information disseminated on-line, our business could be adversely affected.


RISKS ASSOCIATED WITH SEPARATION FROM IDG



     We are owned by a subsidiary of IDG, and we have never operated as a stand-alone company. As a result, we have historically depended on IDG for corporate administrative functions, as well as for strategic marketing and brand building, financing, cash management, tax and payroll administration, property/casualty insurance, employee benefits administration and certain other services. We have entered into agreements with IDG for the continued provision of certain of these services after the offering. If we are no longer able to obtain these services from IDG, we would be required to provide such services internally or find a third-party provider of these services. There can be no assurance that, if required, we will be able to secure the provision of these services on acceptable terms. If we are unsuccessful in obtaining acceptable provision of services upon termination of the transitional service agreements, our future financial performance could be adversely affected.



CONTROL BY IDG; POTENTIAL CONFLICTS OF INTERESTS; BENEFITS TO IDG; POTENTIAL COMPETITION WITH IDG



     IDG owns all of the shares of the Class B common stock, each share of which entitles its holder to ten votes on most stockholder actions, and IDG will have 77.77% of the combined voting power of both classes of common stock after this offering. The purchasers of the shares of Class A common stock offered hereby will be entitled to one vote per share and will have 19.78% of the combined voting power. After the offering, IDG will have two representatives on our Board of Directors and will have enough votes to elect all members of the Board of Directors. As a result of its stock ownership after this offering, IDG will be in a position, without the approval of our public stockholders, to:


     - amend our charter or approve a merger, sale of assets or other major corporate transaction;

     - defeat any non-negotiated takeover attempt that might otherwise benefit the public stockholders;

     - determine the amount and timing of dividends paid to itself and to our public stockholders; and

     - otherwise control our management and operations and the outcome of all matters submitted for a stockholder vote that could conflict with the interests of our public stockholders.

     IDG publishes magazines and on-line services and, to a lesser extent, books that may be competitive with our publications. Certain of IDG's current publications and products compete with our books. As a result, we may compete with IDG for certain readers. IDG has substantially greater resources than we do. Any increased competition from IDG for readers could have an adverse impact on our business and operating results.

     In May 1998, we paid a dividend to IDG in the amount of $38.4 million. This dividend represented substantially all of our retained earnings through April 1998.

DEPENDENCE ON KEY PERSONNEL

     We rely, and will continue to rely, on our senior executive officers and other key management personnel. If any of these people leaves our company, the relationships that these people have with our authors, customers or manufacturers could be lost, and we would need to find people that could develop new relationships. In addition, we expect that we will need to hire additional employees, including senior executive officers for marketing, worldwide sales and information systems. The competition for employees at all levels of the book publishing industry is intense and is increasing. In our Northern California operations, in particular, we have experienced increased turnover of employees and are experiencing difficulty in attracting new employees. If we do not succeed in attracting new employees or retaining and motivating our current employees, our business could suffer significantly.

TRANSITION TO NEW COMPUTER SYSTEM AND NEW DISTRIBUTION SERVICE

     We are in the process of upgrading our existing computer system. We expect the total cost for this upgrade to be $3.6 million, of which $1.2 million had been spent through March 31, 1998. We outsource distribution and fulfillment functions to retail and wholesale customers through two vendors. Our contracts with these vendors expire in September 1999. One of these vendors accounted for approximately 60% of our distribution and order fulfillment costs in each of fiscal 1996 and 1997 and in the six months ended March 31, 1998. We expect to select a single-source vendor for distribution and fulfillment, but have not done so at this time. Any difficulties in implementing our new computer system or transitioning to a new distribution vendor could adversely impact our day-to-day operating performance and future financial results.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     As part of our growth strategy, we may buy, or make investments in, complementary companies, publications or products. If we buy a company, we could have difficulty assimilating the personnel and operations of the acquired company. This may cause a disruption of our ongoing business, distraction of management and other resources, and difficulty in maintaining our uniform standards, controls and procedures. There can be no assurance that we would succeed in overcoming these risks or any other problems encountered in connection with any acquisitions we may make. In addition, we may be required to incur debt or issue equity to pay for any future acquisitions.

SHARES ELIGIBLE FOR FUTURE SALE


     After this offering, we will have outstanding 14,080,000 shares of Class A common stock (14,557,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in the offering) and will have reserved an additional 3,200,000 shares of Class A common stock for issuance pursuant to our stock option and stock purchase plans. We intend to register for resale the shares of Class A common stock reserved for issuance under our stock option and stock purchase plans approximately 180 days after the date of this prospectus. The federal securities laws impose certain restrictions on the ability of stockholders to resell their shares. In addition, IDG and the holders of options to purchase our Class A common stock have agreed that, for a period of 180 days from the date of this prospectus, they will not sell their
shares. Accordingly, on January   , 1999, all of the 10,705,749 shares of our
common stock held by IDG will be available for immediate resale (subject to certain volume restrictions imposed on IDG by the securities laws).


     We and IDG have entered into a registration rights agreement which permits IDG to include shares of common stock in offerings of common stock made by us in the future. Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that such sales could occur, could materially and adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities.

ABSENCE OF PRIOR MARKET FOR THE SHARES; POSSIBLE VOLATILITY OF SHARE PRICE

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

     - announcements of new publications or technological innovations; and

     - the operating and stock price performance of other comparable companies.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our Class A common stock, regardless of our actual operating performance.

     You should read the "Underwriters" section for a more complete discussion of the factors to be considered in determining the initial public offering price.

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS


     The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Accordingly, if you purchase Class A common stock in the offering, you will incur immediate dilution of approximately $12.76 in the net tangible book value per share of Class A common stock from the price you pay for the Class A common stock.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Class A common stock in the offering, after deducting estimated expenses of $1.8 million and underwriting discounts and commissions, are estimated to be approximately $44.0 million (approximately $50.9 million if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $15.50 per share, the midpoint of the range set forth on the cover page of this Prospectus. The principal purposes of this offering are to repay certain indebtedness owed to IDG, to obtain additional capital, to create a public market for the Company's Class A common stock and to facilitate future access by the Company to public equity markets.



     The Company will use approximately $38.4 million (plus or minus any advances owed to or due from IDG on the date of payment) of the net proceeds from this offering to pay indebtedness owed to IDG. The Company incurred the indebtedness in connection with the dividend paid by the Company prior to this offering in the form of a promissory note. See "Dividend Policy" and "Relationship with IDG and Certain Transactions -- Pre-Offering Dividend." The Company currently expects to use the remaining $5.6 million of net proceeds for general corporate purposes, including approximately $3.6 million for working capital and approximately $2.0 million to complete the Company's computer system upgrade. A portion of the net proceeds from this offering may also be used to acquire or invest in complementary businesses, publications or products, or to invest in geographic expansion. The Company has no agreements or commitments with respect to any such transactions. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.


                                DIVIDEND POLICY

     Although the Company has paid dividends with respect to its capital stock to IDG from time to time, the Company does not intend to pay any cash dividends with respect to its common stock for the foreseeable future after this offering. After consummation of the offering, the Company intends to retain any earnings for use in the operation of its business and to fund future growth. Prior to this offering, the Company paid a $38.4 million dividend to its sole stockholder, IDG. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition and results of operations and capital requirements. See "Use of Proceeds" and "Relationship with IDG and Certain Transactions -- Pre-Offering Dividend."

                              CERTAIN INFORMATION

     The Company's principal executive offices are located at 919 E. Hillsdale Blvd., Suite 400, Foster City, California 94404 and the Company's telephone number is (650) 655-3000. The Company maintains World Wide Web site addresses at www.idgbooks.com and www.dummies.com. The reference to these World Wide Web site addresses does not constitute incorporation by reference of the information contained therein.

     The Company's logo and certain titles and logos of the Company's publications and products mentioned in this prospectus are either (i) the Company's trademarks or (ii) trademarks of International Data Group, Inc. that have been licensed to the Company. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

     This prospectus includes statistical data regarding the publishing sector which was obtained from industry publications, including reports generated by International Data Corporation, the Company's market research affiliate, Cowles/Simba Information ("Simba") and Publishers Weekly. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While the Company believes these industry publications to be reliable, the Company has not independently verified such data. The Company also has not sought the consent of any of these organizations to refer to their reports in this prospectus.


     Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect the exchange in May 1998 of all of the Company's unclassified common stock for Class A common stock and Class B common stock, but does not take into account the possible issuance of additional shares of Class A common stock to the underwriters pursuant to their right to purchase additional shares to cover over-allotments.

                                 CAPITALIZATION


     The following table sets forth the total capitalization of the Company at March 31, 1998: (i) on an actual basis; (ii) on a pro forma basis after giving retroactive effect to a dividend paid in May 1998 to IDG in the form of a note payable, amended share authorizations effected May 1998, and planned share exchanges and conversions to occur simultaneously with the offering; and (iii) pro forma as adjusted to reflect the issuance and sale of 3,180,000 shares of Class A common stock offered hereby by the Company at an assumed initial public offering price of $15.50 per share, the midpoint of the range set forth on the cover page of this Prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom to pay the note payable to IDG and settle the intercompany balance with IDG. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.



                                                                        MARCH 31, 1998
                                                           ----------------------------------------
                                                                                         PRO FORMA
                                                           ACTUAL       PRO FORMA       AS ADJUSTED
                                                           -------    --------------    -----------
                                                                        (IN THOUSANDS)
Note payable to IDG(1)...................................  $    --       $38,400          $    --
                                                           =======       =======          =======
Stockholders' equity:
  Preferred stock, $.001 par value; 5,000,000 shares
     authorized actual, no shares authorized or
     outstanding pro forma and pro forma as adjusted.....  $    --       $    --          $    --
  Undesignated common stock, $.001 par value; 25,000,000
     shares authorized and 11,100,000 shares outstanding
     actual, no shares authorized or outstanding pro
     forma and pro forma adjusted........................       11            --               --
  Class A common stock, $.001 par value; no shares
     authorized or outstanding actual, 25,000,000 shares
     authorized pro forma and pro forma as adjusted;
     10,900,000 shares outstanding pro forma, 14,080,000
     shares outstanding pro forma as adjusted............       --            11               14
  Class B common stock, $.001 par value; no shares
     authorized or outstanding actual, 400,000 shares
     authorized pro forma and pro forma as adjusted;
     200,000 shares outstanding pro forma and pro forma
     as adjusted.........................................       --            --               --
  Additional paid-in capital.............................       --            --           44,032
  Retained earnings (deficit)............................   37,634          (766)            (766)
  Advances due (from) Parent(2)..........................     (381)         (381)              --
                                                           -------       -------          -------

       Total stockholders' equity (deficit)..............   37,264        (1,136)          43,280
                                                           -------       -------          -------

          Total capitalization...........................  $37,264       $(1,136)         $43,280
                                                           =======       =======          =======


---------------
(1) In May 1998, the Company paid a $38.4 million dividend by issuance of a note payable to IDG. The Company intends to pay such note using a portion of the proceeds from this offering. This dividend represented substantially all of the Company's retained earnings through April 1998.


(2) Advances due (from) Parent are included as a component of stockholder's equity, as no interest was charged for such balances and there was no scheduled repayment. The Company intends to settle such balance in connection with this offering.

                                    DILUTION


     The pro forma net tangible book value (deficit) of the Company as of March 31, 1998 was $(4,969,000) or $(.45) per share of common stock. Pro forma net tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets of $3,833,000 for publishing rights and less total liabilities) after giving retroactive effect to the dividend paid to IDG in the form of a note payable by the aggregate number of shares of common stock outstanding. After giving effect to the sale by the Company of the 3,180,000 shares of Class A common stock offered hereby (at an assumed initial public offering price of $15.50 per share, the midpoint of the range set forth on the cover page of this Prospectus) and the receipt and application of the net proceeds therefrom, the Company's pro forma net tangible book value at March 31, 1998 would have been $39,066,000 or $2.74 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $3.19 per share and an immediate dilution to new investors of $12.76 per share. The following table illustrates this per share dilution:




Assumed initial public offering price per share.............           $15.50
  Pro forma net tangible book value (deficit) per share as
     of March 31, 1998......................................  $(.45)
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................   3.19
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             2.74
                                                                       ------
Dilution per share to new investors(1)......................           $12.76
                                                                       ======


---------------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.


     The following table sets forth, on a pro forma basis, as of March 31, 1998, the number of shares of common stock purchased from the Company, the total consideration paid (or to be paid), and the average price per share paid (or to be paid) by existing stockholders and by the new investors, at an assumed initial public offering price of $15.50 per share (the midpoint of the range set forth on the cover page of this Prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by the
Company:



                                            SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                          ---------------------    ---------------------      PRICE
                                            NUMBER      PERCENT      AMOUNT      PERCENT    PER SHARE
                                          -----------   -------    -----------   -------    ---------
Existing stockholders(1)................   11,100,000      78%     $         0       0%      $    0
New investors...........................    3,180,000      22       49,290,000     100        15.50
                                          -----------     ---      -----------     ---
          Total.........................   14,280,000     100%     $49,290,000     100%
                                          ===========     ===      ===========     ===


---------------

(1) As of March 31, 1998, the Company was owned by a subsidiary of IDG. On May 21, 1998, 394,251 shares of the Company's common stock were transferred by IDG to the Company's employee stock ownership plan in exchange for shares of IDG common stock owned by the employee stock ownership plan. See "Relationship with IDG and Certain Transactions -- Share Exchange Agreement." No cash was paid by IDG or its subsidiary in consideration for the common stock of the Company, including such shares of common stock transferred to the employee stock ownership plan. Accordingly, the cash consideration related to existing stockholders is reported as zero in the above table.



     The foregoing table assumes no exercise of the underwriters' over-allotment option. See "Underwriters." The foregoing table also excludes (i) 2,850,000 shares of Class A common stock reserved for issuance pursuant to the Company's 1998 Stock Plan, of which options to purchase 1,500,900 shares are currently outstanding but not exercisable, and (ii) 350,000 shares of Class A common stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Management -- 1998 Stock Plan," "-- Employee Stock Purchase Plan," "Description of Capital Stock" and note 8 of notes to financial statements.

                            SELECTED FINANCIAL DATA

     The following statement of income data for the years ended September 30, 1995, 1996 and 1997 and the balance sheet data as of September 30, 1996 and 1997 are derived from the financial statements of the Company included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The balance sheet data as of September 30, 1995 are derived from audited financial statements not included herein. The selected financial data as of and for the years ended September 30, 1993 and 1994 have been derived from the accounting records of the Company and are unaudited. The statement of income data for the six-month periods ended March 31, 1997 and 1998 and the balance sheet data as of March 31, 1998 are derived from the Company's unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position. Results for the six months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire year. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, appearing elsewhere in this prospectus.


                                                                                            SIX MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,(1)                MARCH 31,(1)
                                         ------------------------------------------------   -----------------
                                          1993      1994      1995      1996       1997      1997      1998
                                         -------   -------   -------   -------   --------   -------   -------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenue............................  $26,419   $49,218   $72,523   $97,847   $120,688   $62,464   $71,916
                                         -------   -------   -------   -------   --------   -------   -------
Cost of sales..........................   13,115    23,497    40,598    55,703     63,064    32,075    37,856
Selling, general and administrative
  expenses.............................    6,913    13,984    19,573    28,369     42,032    20,218    21,240
Parent corporate services fee..........      277       939     1,464     2,779      3,669     1,836     1,175(2)
                                         -------   -------   -------   -------   --------   -------   -------
  Total operating costs and expenses...   20,305    38,420    61,635    86,851    108,765    54,129    60,271
                                         -------   -------   -------   -------   --------   -------   -------
Income before provision for income
  taxes................................    6,114    10,798    10,888    10,996     11,923     8,335    11,645
Provision for income taxes.............    2,321     4,301     4,522     4,508      4,888     3,348     4,775
                                         -------   -------   -------   -------   --------   -------   -------
Net income.............................  $ 3,793   $ 6,497   $ 6,366   $ 6,488   $  7,035   $ 4,987   $ 6,870
                                         =======   =======   =======   =======   ========   =======   =======
Basic and diluted net income per
  share(3).............................  $   .34   $   .59   $   .57   $   .58   $    .63   $   .45   $   .62
                                         =======   =======   =======   =======   ========   =======   =======
Weighted average common shares
  outstanding(3).......................   11,100    11,100    11,100    11,100     11,100    11,100    11,100
Pro forma basic and diluted net income
  per share(4).........................                                          $    .51             $   .50
Pro forma weighted average common
  shares outstanding(4)................                                            13,873              13,873

OTHER DATA:
EBITDA(5)..............................  $ 6,167   $10,978   $11,270   $12,351   $ 13,586   $ 9,047   $13,313
Capital expenditures...................      302     1,061     1,250     2,430      3,246       681     1,514
Net cash provided (used) by operating
  activities...........................    1,625     3,253    (1,858)    1,855      7,820    (1,647)      974
Net cash used in investing
  activities...........................     (302)   (1,061)   (1,250)   (2,430)    (3,246)     (681)   (4,953)
Net cash provided (used) by financing
  activities...........................   (1,229)   (2,200)    3,066       614     (4,583)    2,323     3,951


                                                      AS OF SEPTEMBER 30,(1)
                                         ------------------------------------------------         AS OF
                                          1993      1994      1995      1996       1997      MARCH 31, 1998
                                         -------   -------   -------   -------   --------   -----------------
BALANCE SHEET DATA:
Cash...................................  $    94   $    86   $    44   $    83   $     74        $   46
Working capital........................    2,911     5,377    13,662    18,778     18,708        25,025
Total assets...........................    8,549    20,199    39,101    43,636     57,163        73,688
Stockholder's equity...................    3,160     7,457    16,889    23,991     26,443        37,264


                                            (footnotes appear on following page)

---------------
(1) The Company's fiscal year ends on the Saturday closest to September 30. Fiscal years 1995, 1996 and 1997 ended on September 30, 1995, September 28, 1996 and September 27, 1997, respectively. For convenience, fiscal year-ends are denoted as September 30. Similarly, the 26-week periods ended March 29, 1997 and March 28, 1998 are referred to as the six months ended March 31, 1997 and March 31, 1998, respectively.

(2) Effective January 1, 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for its own strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. Accordingly, the parent corporate services fee decreased to $150,000 per quarter as of January 1, 1998.


(3) See note 2 of notes to financial statements for an explanation of shares used to compute basic and diluted net income per share.


(4) In May 1998, the Company paid a $38.4 million dividend by issuance of a note payable to IDG. The Company intends to pay such note using a portion of the proceeds from this offering. Unaudited pro forma basic and diluted net income per share amounts are calculated using common shares outstanding plus the number of shares whose proceeds are to be used to pay such note.

(5) "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing and media industries, however, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     IDG Books is a leading publisher of computer, business and self-help books designed to make learning accessible and fun. In 1997, the Company produced more number one best-selling computer books than any other publisher, according to Publishers Weekly. The Company publishes and markets 18 book series under well-known brand names, including its popular ". . . For Dummies(R)" series. These books have created widespread recognition of the Company's brands by consumers enabling it to successfully publish across a variety of categories in technology, business and self-help. The Company's portfolio of brand names includes more than 700 active titles. The Company has approximately 65 million English-language books in print and has translated its books into 36 languages. The Company believes that its readers value and trust its products and brands to help obtain computer proficiency and professional certification, general business know-how, career growth and personal enrichment. The computer book category grew 8.2% in 1997 according to Simba and has been the fastest growing sector in the U.S. book industry in each of the past six years.


     The Company's principal source of revenue is from sales of books through its two general publishing groups, ". . . For Dummies(R)" and IDG Books Technology. For the six months ended March 31, 1998, the Company derived approximately 63.9% of its net revenue from sales of books through its ". . . For Dummies(R)" group and approximately 32.9% from sales through the IDG Books Technology group. For the six months ended March 31, 1998, other revenue, principally licensing, accounted for 3.2% of total revenue.

     Sales of technology-related books account for a substantial majority of the Company's net revenue. In this regard, sales of books devoted to the use of software products sold by Microsoft, including its Windows operating system, accounted for approximately one-half of the Company's net revenue in fiscal 1997. The Company expects to continue to depend upon sales of technology books, particularly those related to Microsoft products, for a substantial majority of the Company's net revenue for the foreseeable future. Federal and various state regulators have raised legal issues with respect to Windows 98 in its current form. The Company has printed Windows 98 products for Windows 98 in its current form. A hearing regarding the federal regulators' request for an injunction relating to Windows 98 is currently scheduled for September 1998. Any significant modification in Windows 98 as a result of these regulatory concerns could require the Company to revise its Windows 98 books which could have an adverse effect on the Company's financial results.

     The Company's customers consist principally of national retail chain booksellers, wholesale distributors, office superstores, membership clubs and computer/electronic superstores located primarily in the United States and Canada. Over the last several years, there has been significant consolidation in the distribution channels for books, including retail outlets, although alternative distribution channels have emerged. As a result, the Company expects that this trend will lead to increased concentration within each distribution channel. During the six months ended March 31, 1998, the Company's top three customers accounted for approximately 40.0% of the Company's net revenue, and the Company's top ten customers accounted for approximately 65.7% of the Company's net revenue.

     The Company's sales policy, consistent with industry practice, generally permits book distributors to return any unsold or damaged books for full credit. The Company records a provision for estimated returns using historical experience and other industry factors. Net revenue includes gross product sales, less a provision for estimated future returns. For the six months ended March 31, 1998 and for the year ended September 30, 1997, the Company's provision for returns and allowances accounted for approximately 23.0% and 21.0% of gross sales, respectively.

     The principal components of the Company's cost of net revenue are paper and printing, royalty expense, product development, fulfillment and inventory obsolescence costs. Paper is the principal raw material used in the Company's business. The Company does not have long-term paper supply contracts, and its arrangements are negotiated each year and provide for quarterly price adjustments. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy costs, and general economic conditions. Consequently, the Company's cost of paper, relative to net revenue, can vary from period-to-period. Product development comprises editorial, production and pre-publication costs. The Company generally must dedicate significant resources to research and editorial development, production and sales and marketing. The Company incurs significant costs in developing, publishing and selling a new book, which often significantly precede meaningful revenues from its sale. Consequently, new publications can require significant time and investment to achieve profitability. The Company anticipates that product development costs will increase as a percentage of the total cost of net revenue, as the volume of both new and revised products increases due to accelerated changes in technology and related software. The other principal operating costs for the Company are selling, general and administrative expenses, which include applicable salaries, benefits, sales commissions, travel and entertainment, advertising and promotion, customer incentives, occupancy and depreciation. Selling, general and administrative expenses comprised approximately 35% of the Company's total operating expenses for the six months ended March 31, 1998.

     The Company has historically depended on IDG, the Company's parent, for corporate administrative functions, as well as for strategic marketing and brand building, financing, cash management, tax and payroll administration, insurance, employee benefits administration and certain other services. The fees for these services have been charged to the Company through a corporate services fee based on a percentage of budgeted net revenue plus a fixed charge. These costs were 1.9% of the Company's total operating expenses for the six months ended March 31, 1998. The Company and IDG have agreed to continue certain of these services on a cost-for-services basis after the offering. The Company will perform the remainder of these services independently after the offering. The Company currently expects that the amount it will pay to IDG for these services will initially be approximately $600,000 per year. Because IDG has provided the Company with cash management and financing requirements, the Company has historically not had interest income or expense. The Company anticipates that its seasonal working capital requirements may require short-term borrowings and that it will earn interest income on cash balances. See "Relationship with IDG and Certain Transactions -- Intercompany Agreements."

     The Company's fiscal year ends on the Saturday closest to September 30. Fiscal years 1995, 1996 and 1997 ended on September 30, 1995, September 28, 1996 and September 27, 1997, respectively. For convenience, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, fiscal year-ends are denoted as September 30. Similarly, the 26-week periods ended March 29, 1997 and March 28, 1998 are referred to as the six months ended March 31 and the 13-week periods comprising each fiscal quarter are denoted by the last day of the calendar month.

RESULTS OF OPERATIONS

     The following table summarizes historical results of operations as a percentage of net revenue for the periods shown.

                                                                                      SIX MONTHS
                                                      YEAR ENDED SEPTEMBER 30,     ENDED MARCH 31,
                                                     --------------------------    ----------------
                                                      1995      1996      1997      1997      1998
                                                     ------    ------    ------    ------    ------
STATEMENT OF INCOME DATA:
Net Revenue:
". . . For Dummies(R)".............................   67.6%     69.9%     68.1%     72.0%     65.2%
IDG Books Technology...............................   32.4      30.1      31.9      28.0      34.8
                                                     -----     -----     -----     -----     -----
Total Net Revenue..................................  100.0%    100.0%    100.0%    100.0%    100.0%
                                                     =====     =====     =====     =====     =====

Cost of sales......................................   56.0%     56.9%     52.3%     51.3%     52.6%
Selling, general and administrative expenses.......   27.0      29.0      34.8      32.4      29.5
Parent corporate services fee......................    2.0       2.8       3.0       2.9       1.6
Income before provision for income taxes...........   15.0      11.2       9.9      13.3      16.2
Net income.........................................    8.8       6.6       5.8       8.0       9.6

SIX MONTHS ENDED MARCH 31, 1998 COMPARED TO SIX MONTHS ENDED MARCH 31, 1997

     Net Revenue. Net revenue increased $9.5 million, or 15.1%, to $71.9 million for the six months ended March 31, 1998 from $62.4 million for the six months ended March 31, 1997. This increase was primarily the result of an increase in net sales of $6.3 million, or 35.3%, for the IDG Technology Group and $2.7 million, or 6.4%, for the ". . . For Dummies(R)" group. Of the Company's net revenue in the first six months of 1998, $10.2 million was attributable to sales of new titles first published during that period as compared to $6.7 million for new titles first published during the same period for 1997.

     Cost of Sales. Cost of sales increased $5.8 million, or 18.0%, to $37.9 million for the six months ended March 31, 1998 from $32.1 million for the six months ended March 31, 1997. Cost of sales as a percentage of net revenue was 52.6% and 51.3% for the six month periods ended March 31, 1998 and March 31, 1997, respectively. Product development costs increased as a percentage of net revenue to 11.3% for the six months ended March 31, 1998 from 9.7% for the six months ended March 31, 1997, reflecting the Company's planned increase in title output for the remainder of 1998. Paper and printing costs as a percentage of net revenue remained unchanged at approximately 17.0% for both periods. Fulfillment expense decreased as a percentage of net revenue to 7.0% for the six months ended March 31, 1998 from 8.1% for the six months ended March 31, 1997 as a result of efficiencies achieved in the Company's distribution facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.0 million, or 5.1%, to $21.2 million for the six months ended March 31, 1998 from $20.2 million for the six months ended March 31, 1997. This increase was primarily attributable to increased general and administrative expenses, primarily depreciation of fixed assets and amortization of publishing rights. Selling expenses were relatively unchanged in absolute dollars on a period-to-period basis. Selling, general and administrative expenses decreased as a percentage of net revenue to 29.5% for the six months ended March 31, 1998 from 32.4% for the six months ended March 31, 1997. The Company's selling and marketing costs decreased to 17.0% of net revenue for the six months ended March 31, 1998 compared to 19.6% for the same period the prior year primarily as a result of increased efficiencies.

     Parent Corporate Services Fee. Parent corporate services fee decreased $.6 million, or 36.0%, to $1.2 million for the six months ended March 31, 1998 from $1.8 million for the six months ended March 31, 1997. Effective January 1, 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for its own strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee.


     Income before Provision for Income Taxes. Income before provision for income taxes increased $3.3 million, or 39.7%, to $11.6 million for the six months ended March 31, 1998 from $8.3 million for the six months ended March 31, 1997. Income before provision for income taxes increased as a percentage of net revenue to 16.2% in the six months ended March 31, 1998 from 13.3% for the same period the prior year due to an increase in sales and decrease in selling, general and administrative expense as a percentage of net revenue, offset by an increase in cost of sales as a percentage of net revenue, as described above.


     Net Income. Net income of $6.9 million for the six months ended March 31, 1998 increased $1.9 million, or 37.8%, from net income of $5.0 million for the six months ended March 31, 1997. This increase was primarily the result of an increase in sales and decrease in selling, general and administrative expenses as a percentage of net revenue, offset by an increase in cost of sales as a percentage of net revenue, as described above.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

     Net Revenue. Net revenue increased $22.8 million, or 23.3%, to $120.7 million for the year ended September 30, 1997 from $97.8 million for the year ended September 30, 1996. This increase was primarily the result of an increase in net sales of $8.4 million, or 28.6%, for the IDG Technology group and $14.7 million, or 22.9%, for the ". . . For Dummies(R)" group. Of the Company's net revenue in fiscal 1997, $19.6 million was attributable to sales of new titles first published during that period, as compared to $25.8 million for new titles first published during fiscal 1996.

     Cost of Sales. Cost of sales increased $7.4 million, or 13.2%, to $63.0 million for the year ended September 30, 1997 from $55.7 million for the year ended September 30, 1996. Cost of sales as a percentage of net revenue was 52.3% and 56.9% for the years ended September 30, 1997 and September 30, 1996, respectively. Costs of sales as a percentage of net revenue decreased primarily because paper costs, fulfillment expenses and inventory obsolescence all decreased as a percentage of net revenue, though royalty expenses and, to a lesser extent, product development costs increased as a percentage of net revenue. Royalty expense increased as a percentage of net revenue to 10.6% for the year ended September 30, 1997 from 9.7% for the year ended September 30, 1996, reflecting additions to reserves for paid but unearned author advances. Product development costs increased as a percentage of net revenue to 11.3% for the year ended September 30, 1997 from 11.2% for the year ended September 30, 1996. Paper and printing costs as a percentage of net revenue decreased to 15.9% for the year ended September 30, 1997 from 18.1% for the year ended September 30, 1996 due to lower paper costs and better printing rates resulting from higher volumes. Fulfillment expenses decreased as a percentage of net revenue to 8.3% for the year ended September 30, 1997 from 9.8% for the prior year as a result of efficiencies achieved in distribution, including increased shipments in carton quantities, a renegotiated fulfillment contract with a third party vendor and lower returns and related handling fees. Inventory obsolescence decreased to 4.3% of net revenue for the year ended September 30, 1997 from 6.9% for the year ended September 30, 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $13.6 million, or 48.2%, to $42.0 million for the year ended September 30, 1997 from $28.4 million for the year ended September 30, 1996. This increase was attributable to increased selling expenses of approximately $9.3 million, resulting primarily from more aggressive customer incentive programs, and increased general and administrative expenses of approximately $4.3 million, which reflected increased investments in infrastructure (salaries and bonuses for additional headcount, occupancy and depreciation). Selling, general and administrative expenses as a percentage of net revenue increased to 34.8% for the year ended September 30, 1997 from 29.0% for the year ended September 30, 1996. Selling expenses increased as a percentage of net revenue to 20.5% for the year ended September 30, 1997 from 15.7% for the year ended September 30, 1996, and general and administrative expenses increased to 14.3% of net revenue for the year ended September 30, 1997 from 13.3% for the year ended September 30, 1996.


     Parent Corporate Services Fee. Parent corporate services fee increased $.9 million, or 32.0% to $3.7 million for the year ended September 30, 1997 from $2.8 million for the year ended September 30, 1996, primarily as a result of the increase in net sales.


     Income before Provision for Income Taxes. Income before provision for income taxes increased $.9 million, or 8.4%, to $11.9 million for the year ended September 30, 1997 from $11.0 million for the year ended September 30, 1996. Income before provision for income taxes decreased as a percentage of net revenue to 9.9% from 11.2% for the same periods due to an increase in sales more than offset by higher selling, general and administrative expenses.

     Net Income. Net income of $7.0 million for the year ended September 30, 1997 increased $.5 million, or 8.4%, from net income of $6.5 million for the year ended September 30, 1996. This increase was primarily the result of increased sales partially offset by increased selling, general and administrative expenses as described above.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

     Net Revenue. Net revenue increased $25.3 million, or 35%, to $97.8 million for the year ended September 30, 1996 from $72.5 million for the year ended September 30, 1995. This increase was primarily the result of an increase in net sales of $5.8 million, or 24.9%, for the IDG Technology Group and $17.9 million, or 38.6%, for the ". . . For Dummies(R)" group. Of the Company's net revenue in fiscal 1996, $25.8 million was attributable to sales of new titles first published during that period as compared to $20.8 million for new titles first published during fiscal 1995.

     Cost of Sales. Cost of sales increased by $15.1 million, or 37%, to $55.7 million for the year ended September 30, 1996 from $40.6 million for the year ended September 30, 1995. Cost of sales as a percentage of net revenue was 56.9% and 56.0% for the years ended September 30, 1996 and September 30, 1995, respectively. Paper and printing costs as a percentage of net revenue decreased to 18.1% for the year ended September 30, 1996 from 18.7% for the year ended September 30, 1995 due to a decrease in paper prices in 1996. Product development costs increased to 11.2% of net revenue for the year ended September 30, 1996 from 9.8% for the prior year as a result of the Company's efforts to increase title output in 1996. Fulfillment expenses increased as a percentage of net revenue to 9.8% for the year ended September 30, 1996 from 8.7% for the year ended September 30, 1995 primarily due to a large increase in book returns and the related processing costs in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $8.8 million, or 44.9%, to $28.3 million for the year ended September 30, 1996 from $19.5 million for the year ended September 30, 1995. This increase was attributable to increased general and administrative expenses of approximately $5.5 million, reflecting increased investments in infrastructure (salaries and bonuses for additional headcount, occupancy and depreciation) and increased selling expenses of approximately $3.3 million. Selling, general and administrative expenses as a percentage of net revenue increased to 29.0% for the year ended September 30, 1996 from 27.0% for the year ended September 30, 1995. General and administrative expenses increased to 13.3% of net revenue for the year ended September 30, 1996 from 10.3% for the year ended September 30, 1995. Selling and marketing expenses decreased to 15.7% of net revenue for the year ended September 30, 1996 from 16.6% for the year ended September 30, 1995, primarily as a result of a bad debt write-off for a bankrupt wholesaler of the Company's books in 1995.

     Parent Corporate Services Fee. Parent corporate services fee increased $1.3 million, or 89.8% to $2.8 million for the year ended September 30, 1996 from $1.5 million for the year ended September 30, 1995, primarily as a result of the increase in net sales.

     Income before Provision for Income Taxes. Income before provision for income taxes increased by $.1 million, or 1.0%, to $11.0 million for the year ended September 30, 1996 from $10.9 million for the year ended September 30, 1995.

     Net Income. Net income of $6.5 million for the year ended September 30, 1996 increased by $.1 million, or 1.9%, from net income of $6.4 million for the year ended September 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the financing requirements of the Company were funded through intercompany advances from IDG, the Company's parent, while excess cash generated by the Company was remitted to IDG. Accordingly, the Company maintained minimal cash balances. In addition, balances owed to or due from IDG were non-interest bearing and periodic settlements of the net amounts have not been made. Accordingly, such amounts are reflected as a component of stockholders' equity. The Company intends to settle any outstanding balance owed to or due from IDG concurrently with this offering.

     Working capital was $25.0 million and $18.7 million at March 31, 1998 and September 30, 1997, respectively. The increase in working capital at March 31, 1998 was seasonal in nature and reflected a $7.0 million increase in accounts receivable resulting from increased billings due to increased selling volume during the Company's first and second quarters of fiscal 1998.

     The Company's net cash provided by operations was $1.0 million for the six months ended March 31, 1998 compared to net cash used by operations of $1.6 million for the six months ended March 31, 1997. The increase in cash provided by operations was primarily due to increased net income and a smaller increase in accounts receivable and inventory partially offset by a smaller increase in accrued liabilities. Net cash provided by operations was $7.8 million for the year ended September 30, 1997, which was primarily the result of net income of $7.0 million and an increase of accrued liabilities ($10.9 million) partially offset by increases in accounts receivable ($5.6 million), inventory ($1.8 million) and deferred tax assets ($4.0 million). The Company's net cash provided by operations was $1.9 million in fiscal year 1996 and net cash used by operations was $1.9 million in fiscal year 1995.

     The Company's net cash used in investing activities for the six months ended March 31, 1998 was $4.9 million and included $3.4 million used to acquire certain publishing rights and $1.5 million used for capital expenditures, including computer equipment and leasehold improvements. The Company's net cash used in investing activities was $3.2 million, $2.4 million and $1.3 million in fiscal year 1997, 1996 and 1995, respectively.

     The Company's cash flows from financing activities related solely to changes in the net amount of intercompany advances from IDG or excess cash generated by the Company and retained by IDG. The Company's net cash used by financing activities was $4.6 million in fiscal year 1997, and the Company's net cash provided by financing activities was $.6 million and $3.1 million in fiscal years ended 1996 and 1995, respectively. Subsequent to March 31, 1998, the Company paid a dividend of $38.4 million to IDG in the form of a promissory note, which the Company intends to pay with a portion of the net proceeds from the offering. See "Use of Proceeds" and "Relationship with IDG and Certain Transactions -- Pre-Offering Dividend."

     The Company is currently in discussion with banks regarding a proposed revolving credit facility in an amount of up to $20.0 million, which would be available to the Company for seasonal working capital requirements and general corporate purposes.


     The net proceeds to be received by the Company from the sale of the Class A common stock in the offering, after deducting estimated expenses of $1.8 million and underwriting discounts and commissions, are estimated to be approximately $44.0 million (approximately $50.9 million if underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $15.50 per share, the midpoint of the range set forth on the cover page of this Prospectus. The Company will use approximately $38.4 million (plus or minus any advances owed to or due from IDG as of the date of payment) of the net proceeds from this offering for the payment of indebtedness owed to IDG. The Company currently expects to use the remaining $5.6 million of net proceeds for general corporate purposes, including approximately $3.6 million for working capital and approximately $2.0 million to complete the Company's computer system upgrade. The Company believes that the net proceeds from this offering, together with any cash generated from operations and any funds available under any future credit facilities, will be sufficient to meet the liquidity requirements of the Company for the foreseeable future. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's products, the levels of promotional activities and advertising required to launch the Company's products and any future acquisitions. To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Company.


SEASONALITY AND FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     Historically, the Company's business has been seasonal. The Company's net revenue and net income has been higher during fiscal quarters when major software manufacturers release new or revised versions of popular products, as exemplified by the Company's fiscal quarter ending December 31, 1995 and the fiscal quarter ending March 31, 1997, corresponding to the release of Microsoft's Office 95 and Office 97 products. In addition, personal computer sales, especially to entry-level users, are traditionally higher during the Christmas selling season, and the Company has benefited from increased purchases of its products during the Christmas season, as well as in the immediately following months, generally resulting in higher net revenue and net income during the Company's first two fiscal quarters. Because a substantial portion of the Company's selling, general and administrative expenses are incurred evenly throughout the year, the Company generally experiences relatively lower net profit during quarters not impacted by increases in sales due to seasonal or other factors discussed above.

     The following table sets forth certain unaudited quarterly statement of operations data for each of the ten quarters in the period ended March 31, 1998. In the opinion of the Company's management, the unaudited information has been prepared on a basis consistent with the audited financial statements of the Company appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein when read in conjunction with the financial statements and notes thereto.

                                                     QUARTERS ENDED
                       ---------------------------------------------------------------------------
                       DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                         1995       1996       1996       1996        1996       1997       1997
                       --------   --------   --------   ---------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS)
Net Revenue........... $25,065    $24,534    $23,568     $24,680    $26,676    $35,788    $26,210
Percent of total net
  revenue year ended
  September 30........    25.6%      25.1%      24.1%       25.2%      22.1%      29.7%      21.7%
Net Income............ $ 1,941    $ 1,851    $ 1,438     $ 1,258    $ 1,536    $ 3,381    $ 1,236
Percent of total net
  income year ended
  September 30........    29.9%      28.5%      22.2%       19.4%      21.8%      48.1%      17.6%

                                QUARTERS ENDED
                        -------------------------------
                        SEPT. 30,   DEC. 31,   MAR. 31,
                          1997        1997       1998
                        ---------   --------   --------
                            (DOLLARS IN THOUSANDS)
Net Revenue...........   $32,014    $32,971    $38,945
Percent of total net
  revenue year ended
  September 30........      26.5%        --         --
Net Income............   $   882    $ 2,535    $ 4,335(1)
Percent of total net
  income year ended
  September 30........      12.5%        --         --


------------------------
(1) The net income for the quarter ended March 31, 1998 was favorably impacted by the reduction in the parent corporate services fee.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has not yet determined the Company's SFAS 131 reporting segments. These statements will not affect the Company's financial position, results of operations or cash flows. Both statements are effective for the Company in fiscal year 1999, with earlier application permitted.

YEAR 2000 COMPLIANCE

     The Company uses and is installing a number of computer software programs and operating systems, including applications for its internal electronic communications network and for various administrative and billing functions. The Company has assessed the scope of the Company's risks related to problems these computer systems may have related to the year 2000 and believes such risks are not significant.

     The Company has identified all of its significant internal software applications which contain source codes that may be unable to appropriately interpret the year 2000 and has already begun to modify or replace those applications. The estimated costs to modify or replace these applications are not material to the Company.

     In addition, the Company is in the process of inquiring of its vendors and business partners about their progress in identifying and addressing problems related to the year 2000. All major vendors with whom the Company exchanges electronic information or on whose internal software applications the Company may be dependent have committed to the Company that plans are in place to be compliant before processing of information related to calendar year 2000 would be required. No assurance can be given that all of these third party systems will be year 2000 compliant.

FORWARD-LOOKING STATEMENTS

     "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus contain forward-looking statements which are subject to various risks and uncertainties. Actual results could differ materially from those discussed herein. Important factors that could cause or contribute to such differences include those discussed under "Risk Factors" as well as those discussed elsewhere in this prospectus.

                               INDUSTRY OVERVIEW


     The increase in the market for computer-related books is attributable to the increase in the size of the personal computer market, an increase in the number of new users of computers at home and on-the-job, the continued complexity of computer hardware and software applications and an inadequate supply of information by technology manufacturers. The Company believes that the number of personal computers in use in the United States has increased approximately 50% from 88.6 million in 1995 to 133.8 million in 1997, and the percentage of households in the United States owning computers grew from 35% to 43% during the same period, based on studies by the Company's market research affiliate. As a consequence, the market for books devoted to the use of computer hardware and software grew from $678.0 million in 1995 to $844.0 million in 1997. The Company believes that the increase in the numbers of new and generally inexperienced personal computer users is the result of falling personal computer prices, expanding technology requirements in the workplace and the mass appeal of the Internet. Although much computer-related technology is becoming more user-friendly, it remains complex for new users and the abundance of new technology products with added features is often too complex even for the more experienced users. Due to cost considerations, many technology suppliers have ceased or reduced their supply of product documentation. Moreover, typical product documentation provided by technology manufacturers is itself often too complex to be of much help to the end user. In addition, software more frequently reaches end users through organization-wide installation, pre-installation by the OEM and downloading from the Internet than through retail purchases where software is generally accompanied with better explanatory information.


     The Company's books compete in the general interest book market covering most categories, other than fiction, biography and children's books. Because of the increasing demand on people's time and the increasing complexity of life in general, the Company believes people are turning to self-help and similar books to increase personal productivity, enhance career success and provide competitive advantages in a rapidly changing economy, as well as to provide personal enrichment.

     Books are traditionally distributed to large distributors and directly to retail chains and independent book stores. More recently, books are being distributed through the Internet, as well as to new outlets such as general mass merchant retailers. As a result of the continuing trend of consolidation among book distributors and retailers, increased competition will force these distributors and retailers to focus more sharply on ways to increase profitability.

                                    BUSINESS

OVERVIEW


     IDG Books is a leading publisher of computer, business and self-help books designed to make learning accessible and fun. In 1997, the Company produced more number one best-selling computer books than any other publisher, according to Publishers Weekly. The Company publishes and markets 18 book series under well-known brand names, including its popular ". . . For Dummies(R)" series. These books have created widespread recognition of the Company's brands by consumers enabling it to successfully publish across a variety of categories in technology, business and self-help. The Company's portfolio of brand names includes more than 700 active titles. The Company has approximately 65 million English-language books in print and has translated its books into 36 languages. The Company believes that its readers value and trust its products and brands to help obtain computer proficiency and professional certification, general business know-how, career growth and personal enrichment. The computer book category grew 8.2% in 1997 according to Simba and has been the fastest growing sector in the U.S. book industry in each of the past six years.


     The Company publishes its books in two general publishing groups, ". . . For Dummies(R)" and IDG Books Technology, which target the distinct needs of readers.

     ". . . For Dummies(R)." The ". . . For Dummies(R)" series is a best-selling line of computer, business, personal finance, study aids, cooking, gardening, do-it-yourself, health and fitness, and self-help books. The group consists of more than 350 active titles and approximately 50 million copies in print, as well as extensions into multimedia, music, on-line information and board games. Windows For Dummies(R) has more than six million copies in print across all editions, and the current edition was the best-selling computer book in 1997 according to Publishers Weekly and USA Today. Other best-selling ". . . For Dummies(R)" titles include The Internet for Dummies(R), Personal Finance For Dummies(R), Golf For Dummies(R) and Cooking For Dummies(R). Sales of the Company's ". . . For Dummies(R)" books accounted for approximately 68% of the Company's net revenue in the Company's fiscal year ended September 30, 1997.

     IDG Books Technology. The IDG Books Technology group is comprised of an expanding collection of information technology books published in multiple book series under a variety of brands names. These books appeal to a wide range of readers, from beginners to knowledgeable professionals, including:

     - 3-D Visual(R) -- an exclusive, award winning, four-color computer hardware and software learning system packaged primarily in the ". . . Simplified(TM)" series and the Teach Yourself . . . VISUALLY(TM) and Master . . . VISUALLY(TM) sub-series;

     - One Step at a Time series -- self-paced, step-by-step lessons in a book combined with a computer-based training CD ROM;

     - Bible series -- comprehensive tutorial/reference on all major computing topics; positioned as "100% comprehensive, 100% authoritative, 100% of what you need";

     - ". . . Secrets(R)" -- featuring key leading authorities targeted to knowledgeable information technology professionals with over 20 titles and two million books in print;

     - Certification Study Guide series -- quality books and learning materials for both core courses and electives for Microsoft certification training; and

     - Novell Press(TM) series -- the only official series of Novell product training and user guides authorized and approved by Novell.

For the year ended September 30, 1997, IDG Books Technology group book sales accounted for approximately 32% of the Company's net revenue.

     The Company's revenue is principally derived from sales in the United States, which accounted for approximately 84% of sales in fiscal 1997. The Company also markets its books in numerous countries throughout the world and licenses its established brands and titles to third parties. Export sales of English-language books accounted for approximately 13% of the Company's sales in fiscal 1997, while licensing and custom publishing revenue contributed 3% of sales in fiscal 1997.

OPERATING STRATEGY

     The Company strives to provide a consistent, accessible and rewarding learning experience to readers by offering quality products supported by mass marketing which is timed to coincide with the introduction of new technology or the emergence of new trends. To implement these objectives, the Company has adopted the following operating strategies:

     Focus on Branded Content and Mass Marketing. The Company creates quality products, supported by extensive marketing campaigns which help build brand recognition. The Company believes its valuable name recognition generates repeat demand for its books and enables it to extend these brands into additional licensed products and services.

     Make Knowledge Accessible and Enjoyable. The Company believes millions of individuals, businesses and families are challenged by technologies or are trying to acquire new skills or enrich their lives. The Company specifically designs its products to make learning accessible and fun.

     Maintain Efficient and Proven Publication Process. The Company has developed a successful process to conceive, acquire and produce new and revised titles on a timely and cost-effective basis. The Company's staff of creative personnel identifies and develops new titles and subject areas and draws on a recognized and highly respected list of leading authorities, media celebrities and experienced computer/Internet authors. This collaboration, in conjunction with the Company's experienced editorial team, assures brand consistency through high quality, easy-to-read publications. The Company's close working relationships with technology industry leaders enable the Company to release high quality and well supported products and services in a timely manner. The Company believes this strategic focus has created a competitive advantage for its technology books by enabling the Company to anticipate and meet customer needs and to bring new and updated titles concurrently with the introduction of new technologies. In addition, because of the popularity and demand for its flagship brands, the Company can easily integrate new title and brand launches into its existing marketing programs.

GROWTH STRATEGY

     Building on its operating strategy and on industry trends, the Company has pursued the following strategies:


     Expand Technology, Business and Self-Help Publishing Programs. The Company has identified numerous opportunities to take advantage of its market position in technology, business and self-help markets by adding new titles to existing categories and expanding into new categories. For example, the Company is releasing approximately 20 new and revised books in concert with Microsoft's release of Windows 98. These books will be supported by aggressive retail incentives and marketing programs. The Company has also expanded its ". . . For Dummies(R)" branded products into other successful categories, such as the best-selling Golf For Dummies(R) title. The Company expects to expand this category into other golf-related book topics. The Company believes that the existing audiences for its brands and brand extensions, together with its publishing, branding and operating experience, gives it a competitive advantage in conceiving, identifying, acquiring and developing new brands, products and services. For example, the Company launched its One Step at a Time series and, as a result of the success of the first book, has expanded the imprint to eight titles, and additional titles in that series are planned by mid-1999.


     Increase Distribution Penetration and Expand Network. The Company is working to increase its shelf space among its existing retailers and distributors and to add new retailers, distributors and distribution channels. The Company has developed sales and marketing programs that provide additional compensation to distributors for sales to the ultimate consumer, the reader, in an effort to increase shelf space devoted to the Company's books at existing retail customers. Based on its industry experience, the Company believes that its incentive compensation programs that reward retailers for sale to their customers are unlike programs of most competitors which generally reward volume of purchases rather than sales to readers. The Company has identified opportunities for further expansion in other retail outlets, including retail stores that do not traditionally sell books. To expand its sales network, the Company is also establishing new distribution channels, such as on-line retailers and other nontraditional channels for the distribution of the Company's books. For example, the Company recently developed a cross promotion with John Deere's Homelite division to sell and merchandise Lawn Care For Dummies(R) through John Deere's distribution network, which includes outlets for gardening equipment, hardware stores and nurseries.

     Develop Business-to-Business Opportunities. The Company intends to expand sales of its core products directly to businesses for training purposes. The Company also plans to expand its custom publishing activities, including production of documentation and booklets, corporate training and special projects, for a broad range of customers. For example, in late 1997 the Company produced a custom book for Siemens to be included as the primary documentation with Siemens's PCS cellular phones.

     Develop Brand Ventures. The Company believes that there are numerous opportunities to extend its brands through domestic and international licensing arrangements, strategic joint ventures, retail alliances and online services. The Company has recently licensed the ". . . For Dummies(R)" brand name to Angel/EMI Records for use on compact disc multimedia music recordings and to Pressman Toy for board games.

     Selectively Acquire Titles and Companies in the U.S. and
Internationally. Management believes that opportunities exist to acquire selected technology, business and self-help properties that will complement and enhance its existing portfolio. Such acquisitions would enable the Company to take advantage of its efficient operating structure and the Company's focus on brand development. For example, in December 1997, the Company acquired the rights for MIS:Press and M&T Books, specialty technology book series. These imprints include two successful series, the Teach Yourself (R) and In Plain English series, and hundreds of other popular titles covering a variety of computer networking, operating systems and programming topics.

PUBLICATIONS

     The Company publishes 18 branded computer and general interest book series and sub-series for readers at a variety of learning levels and styles.

     Technology titles in the Company's flagship ". . . For Dummies(R)" series offer practical, fun and easy-to-use reference books that present topics with humor and entertainment and are filled with "plain English" explanations, helpful icons and cartoons. Sub-series include: "MORE . . . For Dummies(R)" (sequel titles); Dummies 101(R) (tutorial); ". . . For Dummies(R) Quick Reference"; Dummies Guides to Family Computing(TM) and ". . . For Teachers(TM)". The following list sets forth the top ten best-selling books, each of which has more than one million copies in print over the past six years, in the ". . . For Dummies(R)" series:

                       TITLE                          EDITIONS
                       -----                          --------
Windows(R) For Dummies(R)...........................     5
DOS For Dummies(R)..................................     3
Internet For Dummies(R).............................     5
PCs For Dummies(R)..................................     5
Windows(R) For Dummies(R) Quick Reference...........     5
WordPerfect(R) For Dummies(R).......................     5
Word For Dummies(R).................................     4
Excel For Dummies(R)................................     4
Macs(R) For Dummies(R)..............................     5
Microsoft(R) Office For Dummies(R)..................     3

     Business and self-help ". . . For Dummies(R)" titles cover personal finance, business, real estate, study aids, automotive, health and fitness, cooking, do-it-yourself, and other self-help and reference topics. Reference titles are the fastest growing category of books in the ". . . For Dummies(R)" line. The top ten best-selling books in the Company's first three years of publishing books in the business and self-help market, each of which has been printed in excess of 150,000 copies, are set forth below:

                       TITLE                          EDITIONS
                       -----                          --------
Personal Finance For Dummies(R).....................     2
Golf For Dummies(R).................................     1
Taxes For Dummies(R)................................     4
Investing For Dummies(R)............................     1
Wine For Dummies(R).................................     1
Gardening For Dummies(R)............................     1
Sex For Dummies(R)..................................     1
Cooking For Dummies(R)..............................     1
Mutual Fund$ For Dummies(R).........................     1
Selling For Dummies(R)..............................     1

     IDG Books Technology titles target a broad range of computer users, and each series is positioned to meet the needs of a specific target audience, from beginning through advanced level users, including information technology professionals and software developers. Set forth below are the Company's top ten IDG Books Technology publications, each of which has more than 200,000 copies in print over the past eight years:

                       TITLE                          EDITIONS
                       -----                          --------
Windows(R) Secrets(R)...............................     4
Windows(R) Simplified(R)............................     3
Computers Simplified(R).............................     3
Teach Yourself Windows(R) VISUALLY(TM)..............     2
Internet and WWW Simplified(R)......................     2
Macworld(R) Macs(R) Secrets(R)......................     4
Word Simplified(R)..................................     4
Photoshop(R) Bible(R)...............................     5
Excel Simplified(R).................................     3
Windows(R) Visual Pocket Guide(R)...................     2

     The following presents a list of the Company's IDG Books Technology brands/services, a description of the distinguishing features of the product line and the target audience:

          SERIES/BRAND                DESCRIPTION/KEY FEATURES               USER LEVEL
          ------------                ------------------------               ----------
3-D Visual(TM)
  - ". . . Simplified(TM)"......  Full color visual learning        Beginner
                                  system; topics explained simply
  - Teach . . . Yourself
     VISUALLY(TM)...............  Full color visual learning        Beginner to intermediate
                                  system; step-by-step graphics
  - Master . . . VISUALLY(TM)...  Comprehensive visual learning     Beginner to advanced
                                  system
Teach Yourself(R)...............  Tutorial and reference guide to   Beginner to intermediate
                                  popular software
One Step at a Time..............  Step-by-step lessons with         Beginner to intermediate
                                  interactive software support
Bible...........................  Comprehensive reference/tutorial  Intermediate with software
". . . In Plain English"........  Quick reference for               Intermediate to professional
                                  professionals with A-Z directory
". . . Studio Secrets(TM)"......  Full color undocumented tips on   Intermediate to advanced
                                  graphic design from the pros
". . . Secrets(R)"..............  Comprehensive undocumented tips   Intermediate to advanced
                                  and techniques from the pros
Certification Study Guides
  (MCSE, MCSD)..................  Study guides and exam question    Intermediate to professional
                                  preparation
Novell Press(TM)................  Authorized test preparation       Intermediate to professional
                                  guides for CNE and CNA
                                  certification; user and
                                  administrator guides
Professional Guides.............  In-depth examination of advanced  Advanced to professional topics with software code

EXPORT AND FOREIGN EDITIONS

     The Company has licensed more than 3,400 of its titles for translation and publication by third-party publishers in 36 languages throughout the world. The Company serves the international English-language market and exports U.S. editions through third-party distributors and booksellers throughout the world and by licensing reprint rights to a third-party publisher in India. The Company's publication of special editions for English markets outside the United States has been initiated with Personal Finance For Dummies(R) For Canadians.

SALES AND MARKETING

     The Company organizes its sales and marketing activities around customer types to implement the Company's operating and growth strategies, focus on building brands and expand the breadth and depth of its distribution network. More than one quarter of the Company's employees are employed in its sales and marketing organization.

     Sales

     The Company's domestic sales force consists of: (i) a national account group working directly with national bookstore chains; (ii) a wholesale and mass market group working with the centralized buying offices of national wholesalers, memberships clubs, office superstores, mass merchandisers and computer/electronic superstores; (iii) a field sales and new business development group servicing regional and independent booksellers and wholesalers who develop new channels of distribution for selected titles; and (iv) a special markets group which services the education, corporate, government, on-line retailer, catalog and custom publishing channels. With respect to certain customers, primarily non-bookstore accounts, the Company also utilizes commissioned sales representatives to support its own sales force.

     The Company believes that booksellers have not traditionally been rewarded for sales of books to the consumer, but rather on their purchases from book publishers. The Company's sales and marketing efforts take advantage of the Company's brand recognition with the consumer to create innovative sales programs directed to the readers of the Company's books. Accordingly, the Company has developed sales and marketing programs that, unlike those of other book publishers, reward distributors and retailers for sales to the ultimate consumer, the reader.

     During fiscal 1997, Barnes and Noble, Inc., Ingram Book Company and Borders Group, Inc. each accounted for more than 10%, and together accounted for approximately 37%, of the Company's net revenue.

     Marketing

     The Company organizes its marketing activities around its brands to support its sales efforts and brand identity. The Company's marketing professionals engage in a variety of marketing promotions and activities, including: (i) developing consumer-focused point of purchase and display materials; (ii) creating account-focused promotional programs; (iii) coordinating cooperative advertising spending strategies; and (iv) maximizing media exposure. In addition, the Company's marketing staff hosts three sales and training seminars per year and produces eight product catalogs annually.

     Sales and Marketing Awards

     The Company's marketing activities have earned numerous industry awards including:

     - The 1997 Publisher's Marketing Association Award for "Overall Excellence in Editorial, Design and Independent Publishing";

     - The 1997 Inc. magazine Marketing Masters Award in the Communications Services Category; and

     - Being listed by Advertising Age magazine as one of the Top 100 Companies in the United States for Marketing Excellence.

     In addition to its traditional sales and marketing efforts, the Company maintains World Wide Web sites (www.idgbooks.com and www.dummies.com) where individual consumers can learn about and purchase the Company's titles.

PRODUCTION, DISTRIBUTION AND FULFILLMENT

     The Company's own staff edits the manuscripts of the authors of the books it publishes. Freelance resources are utilized when workload exceeds in-house capacity. Outside experts are used when necessary to ensure technical accuracy of content and compatibility with final published software. The Company employs state-of-the-art desktop publishing technology to graphically design book content, create graphics and prepare the typographic layout for the book. Final electronic files for all text and cover material are delivered to printers for reproduction via direct line and Internet connection.

     Distribution and fulfillment services to both retail and wholesale customers are outsourced by the Company to two vendors. The Company's contracts with these vendors expire in September 1999. One of these vendors accounted for more than 60% of the Company's distribution and fulfillment costs in each of fiscal 1996 and 1997 and in the six months ended March 31, 1998. It is anticipated that a single-source vendor will be selected for distribution and fulfillment services to take advantage of the efficiencies provided by the Company's new management information system and order entry function.

PRINTING AND RAW MATERIALS

     The Company utilizes a number of outside printers to print and bind its books. Printing prices are negotiated annually with vendors who perform all printing and binding in their plants. Due to the significant increase in printing volume from year-to-year, the Company does not believe it is strategically beneficial to negotiate multi-year printing contracts.

     The Company's principal raw material is paper. The Company purchases paper as needed from intermediaries representing paper mills and supplies it to its printers. Paper accounts for approximately 50% of total inventory costs. Prior to 1996, printers supplied paper to the Company for the books they printed. The Company currently purchases paper from suppliers as needed and does not maintain significant inventories of paper. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy, and general economic conditions. In the past, paper has been difficult to obtain due to industry-wide shortages. Paper supply agreements are negotiated annually. Paper prices have been volatile over the past several years. Currently, the Company has quarterly "price protection" (prices cannot be increased within a quarter after an initial increase) and price caps per quarter. Significant increases in paper prices could adversely affect the Company's future financial condition or results of operations. The Company believes that the existing arrangements providing for the supply of paper are adequate and that, in any event, alternative sources are available.

INTELLECTUAL PROPERTY

     The Company regards its copyrights, trademarks, trade dress, trade secrets and similar intellectual property rights in general, and its ". . . For Dummies(R)" related trademarks, logos and trade dress in particular, as critical to its success. The Company relies on copyright, trademark and trade secrets laws and licensing and confidentiality agreements to protect its intellectual property rights.

     The Company registers each of its publications with the United States Copyright Office, and all of the Company's publications are protected by copyright laws. The Company pursues the registration of its material trademarks in the United States and, based upon anticipated use, in certain other countries. Effective trademark, copyright and trade secret protection, however, may not be available in every country in which the Company's products are available. Although individual book titles are generally not subject to trademark protection, the Company has registered trademarks of certain series of its books, such as ". . . For Dummies(R)", ". . . Simplified(TM)", Teach Yourself. . . VISUALLY(TM), 3-D Visual(R) and ". . . Secrets(R)" in the United States and numerous other countries.

     The Company has licensed in the past, and it expects that it may license in the future, elements of its trademarks, trade dress and similar proprietary rights to third parties, including in connection with the international editions of the Company's books that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Moreover, while the Company believes that it has the right to use ". . . For Dummies(R)" and its other marks in connection with its business and generally to prohibit others from using such marks in certain fields of use, there can be no assurance that the Company will be able to maintain such rights.

     The Company may be subject to claims of alleged infringement by it or its licensees of trademarks and other intellectual property rights from time to time in the ordinary course of business. The Company does not believe there are any such legal proceedings or claims that are likely to have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

     Certain of the trademarks and trade names used by the Company are the property of and are licensed from IDG. See "Relationship with IDG and Certain Transactions."

EMPLOYEES AND AUTHORS

     As of March 31, 1998, the Company had a total of 436 employees. None of the Company's employees is represented by a labor union, and the Company has never experienced a work stoppage. The Company considers its relations with employees to be good. The Company also relies on a recognized and highly respected author list of leading authorities, media celebrities and computer/Internet experts. The Company generally does not have long-term contracts with its authors.

COMPETITION

     The Company faces competition in each of its areas of publication directly from other publishers and indirectly from nonprint media and expects that competition will remain intense in the future.

     The Company competes on the basis of editorial quality, timely introduction of new titles, product positioning, pricing and brand name recognition. In addition to the Company, Simon & Schuster, Microsoft Press and McGraw-Hill all share a strong market presence in the United States and internationally in technology publishing. The principal competitors for the Company's business/self-help/lifestyle titles include Random House, Simon & Schuster and HarperCollins. Each of these competitors has substantially greater financial resources than the Company.

     Nonprint media, such as the Internet, CD-ROMs and instructional video tapes, may also present substantial competition to the Company. If computer users increase their reliance on instructions and information disseminated on-line, the Company's business could be adversely affected.

FACILITIES

     The Company's headquarters are in Foster City, California, and the Company has editorial, production and sales offices in Indianapolis, Chicago and New York. The Company leases all of its offices pursuant to leases terminating in 1998 through 2000. The Company believes that its properties are in good operating condition and adequately serve the Company's current business operations. The Company also anticipates that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

LEGAL PROCEEDINGS

     The Company from time to time is a party to various litigation matters incidental to the conduct of its business. There is no pending or threatened legal proceeding to which the Company is a party that, in the opinion of the Company's management, is likely to have a material adverse effect on the Company's future financial results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of May 22, 1998:

          NAME            AGE                        POSITION
          ----            ---                        --------
John J. Kilcullen.......  39    Chairman of the Board of Directors and Chief
                                Executive Officer
Steven H. Berkowitz.....  39    President and Publisher
John P. Ball............  51    Executive Vice President, Operations and
                                Administration, and Secretary
Brenda L. McLaughlin....  37    Senior Vice President and Group Publisher --
                                Technology
James A. Doehrman.......  41    Vice President and Chief Financial Officer
Patrick J. McGovern.....  60    Director
James A. Casella........  49    Director


     John J. Kilcullen. Mr. Kilcullen has served as Chief Executive Officer of the Company since July 1991 and has been a director of the Company and Chairman of the Board since March 1998. Prior to that, Mr. Kilcullen served as Vice President, Sales and Marketing and Publisher of the Company from April 1990 to July 1991. For the nine years prior to joining the Company, Mr. Kilcullen worked in various sales and marketing capacities for two publishing industry leaders, Bantam/Doubleday, Dell, Inc. and Prentice-Hall, and computer book publisher Que Corporation.


     Steven H. Berkowitz. Mr. Berkowitz has served as President and Publisher of the Company since October 1996. Prior to that, Mr. Berkowitz served as Chief Operating Officer and Publisher from October 1995 to September 1996, as Executive Vice President, Worldwide Publishing Operations, from October 1994 to September 1995, and as Chief Financial Officer and Vice President, Finance, from June 1994 to October 1994. Prior to joining the Company, Mr. Berkowitz served as Publisher of MIS:Press and M&T Books, a division of Henry Holt and Company, from June 1991 to May 1994. Prior to 1991, Mr. Berkowitz worked for eight years at Macmillan Publishing Company in numerous financial capacities including Vice President of Finance and Administration during the period 1988 to 1991 and before joining Macmillan Publishing Company he had three years of finance experience with Paramount Pictures, Inc.

     John P. Ball. Mr. Ball has served as Executive Vice President, Operations and Administration, of the Company since joining the Company in April 1996 and as Secretary of the Company since March 1998. Prior to joining the Company, Mr. Ball acted as an independent publishing and graphic arts consultant from March 1995 to March 1996. From December 1986 to February 1994, Mr. Ball served as Senior Vice President of Macmillan Publishing Company. Prior to joining Macmillan Publishing Company, Mr. Ball worked in the publishing industry in a senior production and manufacturing capacity for over 22 years, including the last 17 years of the period as Vice President -- Production and Manufacturing for William Morrow & Company, a leading publisher of trade and reference books.

     Brenda L. McLaughlin. Ms. McLaughlin has served as Senior Vice President and Group Publisher -- Technology, of the Company since joining the Company in September 1994. Prior to joining the Company, Ms. McLaughlin served as Associate Publisher of MIS:Press and M&T Books from August 1993 to September 1994. From August 1989 to July 1993, Ms. McLaughlin served as Acquisitions Editor, Editor-in-Chief and Associate Publisher of M&T Books. Prior to joining M&T Books, Ms. McLaughlin worked for five years in various editorial capacities in the technology magazine businesses of Ziff-Davis, Inc. and McGraw-Hill, Inc.

     James A. Doehrman. Mr. Doehrman has served as Vice President and Chief Financial Officer of the Company since March 1998. Prior to that, Mr. Doehrman served as Vice President and General Manager, International Division, from July 1997 to March 1998. Prior to joining the Company, Mr. Doehrman served as Vice President and Business Manager of the Latin American Division of Simon & Schuster from January

1996 to April 1997. From October 1993 to January 1996, Mr. Doehrman served as Vice President and International Controller of Simon & Schuster, Inc. Mr. Doehrman joined Simon & Schuster, Inc. as Vice President -- Accounting Services in April 1992. Prior to joining Simon & Schuster, Inc., Mr. Doehrman had four years of financial experience with Federated Department Stores, Inc., serving as Operating Vice President -- Capital Control from 1989 to 1992. Prior thereto, Mr. Doehrman had nine years of financial experience which included seven years of experience in public accounting with Arthur Andersen & Co.


     Patrick J. McGovern. Mr. McGovern has been a director of the Company since its inception in February 1990. Mr. McGovern is the founder and chairman of the board of the directors of International Data Group, Inc., the parent company of the Company. Mr. McGovern has served as the Chairman and Chief Executive Officer of IDG and its predecessor since February 1964. Mr. McGovern also serves on the boards of directors of the Massachusetts Institute of Technology, the Magazine Publishers Association and a number of IDG subsidiaries.


     James A. Casella. Mr. Casella has been a director of the Company since May 1998. Mr. Casella has served as the Chief Operating Officer of IDG since March 1995. From March 1992 to March 1995, Mr. Casella served as the President of Infoworld Media Group, Inc., a subsidiary of IDG. Mr. Casella also serves on the board of directors of BPA International, a privately-held company.


     Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMPOSITION

     Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year and until their respective successors are duly elected and qualified. The Company's Board of Directors is currently set at five directors and has two vacancies, which the Company's Bylaws authorize the Board of Directors to fill. The Company intends to appoint two people who are not officers or employees of the Company or of IDG to the Board of Directors within 90 days after consummation of this offering and is required to do so to maintain its listing on the Nasdaq National Market.

     The Company's Bylaws provide that the authorized number of directors may be changed by an amendment to the Bylaws adopted by the Board of Directors or by the stockholders. Vacancies on the Board may be filled either by holders of a majority of the Company's voting stock or a majority of directors in office, although less than a quorum.

BOARD COMMITTEES

     The Company's Board of Directors currently has no committees. After this offering, the Board of Directors intends to create an Audit Committee and a Compensation Committee.

     The Audit Committee will be comprised of two independent directors. The Audit Committee will review and, as it deems appropriate, recommend to the Board of Directors the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of the Company. The Audit Committee will also make recommendations to the Board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors.

     The Compensation Committee will be comprised of two independent directors. The Compensation Committee will review and, as it deems appropriate, recommend to the Board of Directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Committee will also exercise all authority under the Company's employee equity incentive plans and advise and consult with the officers of the Company as may be requested regarding managerial personnel policies.

DIRECTOR COMPENSATION


     Effective upon consummation of this offering, the Company's directors who are not officers or employees of the Company will be paid an annual retainer of $10,000 and a fee of $1,000 for each meeting attended of the Board of Directors or of a committee of the Board. The Company has recently established the 1998 Stock Plan which provides for automatic grants of options to non-employee directors commencing upon consummation of this offering. See "-- 1998 Stock Plan."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Board of Directors does not have, and has not in the past had, a Compensation Committee. Decisions regarding compensation of officers and employees of the Company have been made by the full Board of Directors. After this offering, the Board of Directors intends to appoint a Compensation Committee comprised of a majority of independent directors. Mr. McGovern, a director of the Company, is Chairman of the Board of Directors of IDG. In addition, Mr. Casella, a director of the Company, is an executive officer of IDG.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     Section 102 of the Delaware General Corporation Law (the "DGCL") authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102 of the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation and Bylaws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by Section 102 of the DGCL. Consequently, a director or officer will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

    - any breach of the director's duty of loyalty to the Company or its stockholders;
    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
    - unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; and
    - any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Company or serves or served at the request of the Company as a director, officer or employee. The Certificate of Incorporation and Bylaws provide that expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding will be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such person to repay such expenses if it is ultimately determined that such person is not entitled to be indemnified by the Company.

     The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. In addition, the Company intends to obtain directors' and officers' insurance providing indemnification for certain of the Company's directors, officers and employees for certain liabilities. The Company believes that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

     The limited liability and indemnification provisions in the Company's Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification agreements and the indemnification provisions in the Company's Certificate of Incorporation and Bylaws.

     At present, there is no pending litigation or proceeding involving any director, officer or employee of the Company where indemnification is expected to be required or permitted, and the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers") during the Company's fiscal year ended September 30, 1997.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION      LONG-TERM
                                               ----------------------   COMPENSATION      ALL OTHER
         NAME AND PRINCIPAL POSITION           SALARY($)     BONUS($)    AWARDS(1)     COMPENSATION($)
         ---------------------------           ---------     --------   ------------   ---------------
John J. Kilcullen............................  $260,000      $336,975     $21,000         $559,012(2)
  Chief Executive Officer
Steven H. Berkowitz..........................   200,000       281,358      21,000           88,783(3)
  President and Publisher
John P. Ball.................................   175,000       114,775      21,000               --
  Executive Vice President, Operations and
     Administration, and Secretary
Brenda L. McLaughlin.........................   144,769        66,675      21,000               --
  Senior Vice President and Group
     Publisher --
  Technology
James A. Doehrman............................    28,558(4)         --      16,773           50,000(5)
  Vice President and Chief Financial Officer

---------------
(1) Represents contribution by the Company to its Employee Stock Ownership Plan.


(2) Consists of $468,378 of deferred compensation and $90,634 of relocation expense reimbursement. The deferred compensation programs pursuant to which Mr. Kilcullen received such amounts will be terminated at the end of fiscal 1998.



(3) Consists of deferred compensation. The deferred compensation programs pursuant to which Mr. Berkowitz received such amount will be terminated at the end of fiscal 1998.


(4) Represents compensation from July to September 1997 based on an annual salary of $165,000.

(5) Represents Mr. Doehrman's relocation expense allowance.


     The Company did not grant stock options to any of the Named Executive Officers or any other officer or employee during the calendar year ended December 31, 1997 and no options were exercised during 1997 or outstanding as of December 31, 1997. In May 1998, the Company granted options to purchase 250,000, 250,000, 100,000, 75,000 and 50,000 shares of Class A common stock at an exercise price of $11.88 per share to Mr. Kilcullen, Mr. Berkowitz, Mr. Ball, Ms. McLaughlin and Mr. Doehrman, respectively, under the 1998 Stock Plan. See "--1998 Stock Plan."

EMPLOYMENT AGREEMENTS


     In July 1998, the Company entered into three-year employment agreements with each of Messrs. Kilcullen and Berkowitz. Mr. Kilcullen's agreement entitles him to a base salary of $289,000 per year effective October 1, 1998 and a bonus if the Company meets certain performance targets. Mr. Kilcullen's agreement also requires IDG to use its best efforts to elect him as a director of the Company and requires Mr. Kilcullen to continue to serve as a director without compensation. Mr. Kilcullen is currently the Chairman of the Company's Board of Directors. Mr. Berkowitz's agreement entitles him to a base salary of $235,000 per year effective October 1, 1998 and a bonus if the Company meets certain performance targets.


     In addition, each agreement provides certain benefits upon the termination of the employment of the respective executive. If the Company terminates the executive without cause (as defined in the agreement), or if the executive terminates voluntarily for good reason (as defined in the agreement and including any change in position or responsibilities or any voluntary termination following a change in control), the executive is entitled to any accrued but unpaid salary and bonus, plus a year of salary (or, if terminated within the first year, an amount equal to such executive's salary for the remainder of the three year term), his maximum target bonus for the fiscal year in which he leaves (or, if terminated within the first year, an amount equal to such executive's maximum target bonus for the remainder of the three year term) and credit for twenty-four additional months of vesting of his options. If within 12 months after a change in control, the Company terminates the employment of the executive without cause or the executive terminates voluntarily for good reason, the executive is entitled to accrued but unpaid salary and bonus plus an amount equal to two hundred percent of his yearly base salary and of his maximum target bonus for the fiscal year in which he leaves. In addition, all of the executive's unvested options shall vest. If the Company terminates the employment of the executive for cause, or if the executive terminates voluntarily without good reason, the Company will not be obligated to pay any termination benefits or accelerate vesting of any of the executive's options. The employment agreements also include provisions regarding the protection of confidential information of the Company, non-solicitation of other employees of the Company and indemnification of the executives by the Company.


     In July 1998, the Company entered into compensation agreements with each of Messrs. Ball and Doehrman and Ms. McLaughlin. Mr. Ball's agreement entitles him to a base salary of $200,000 per year effective October 1, 1998 and a bonus if the Company meets certain performance targets. Mr. Doehrman's agreement entitles him to a base salary of $178,000 per year effective October 1, 1998 and a bonus if the Company meets certain performance targets. Ms. McLaughlin's agreement entitles her to a base salary of $178,000 per year effective October 1, 1998 and a bonus if the Company meets certain performance targets.



     In addition, each agreement provides certain benefits upon the termination of the employment of the respective executive. If the Company terminates the executive without cause (as defined in the agreement), or if the executive terminates voluntarily, the executive is entitled to any accrued but unpaid salary and bonus, plus a year of salary (or, if terminated within the first year, an amount equal to such executive's salary for the remainder of the three year term), the maximum target bonus for the fiscal year in which he or she leaves (or, if terminated within the first year, an amount equal to such executive's maximum target bonus for the remainder of the three year term) and credit for twenty-four additional months of vesting of options. If within 12 months after a change in control, the Company terminates the employment of the executive without cause, the executive is entitled to accrued but unpaid salary and bonus plus an amount equal to two hundred percent of his or her yearly base salary and of the maximum target bonus for the fiscal year in which he or she leaves. In addition, all of the executive's unvested options shall vest. If the Company terminates the employment of the executive for cause, or if the executive terminates voluntarily without good reason, the Company will not be obligated to pay any termination benefits or accelerate vesting of any of the executive's options. The compensation agreements also include provisions regarding the protection of confidential information of the Company, non-solicitation of other employees of the Company and indemnification of the executives by the Company.

1998 STOCK PLAN


     The Company's 1998 Stock Plan (the "1998 Stock Plan") was approved by the Board of Directors and the stockholders of the Company in May 1998. The 1998 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. A total of 2,850,000 shares of Class A common stock are currently reserved for issuance pursuant to the 1998 Stock Plan. Unless terminated sooner, the 1998 Stock Plan will terminate automatically in 2008. On May 6, 1998, the Company granted options to purchase an aggregate of 1,500,900 shares of Class A common stock at an exercise price of $11.88 per share under the 1998 Stock Plan.


     The 1998 Stock Plan will be administered by the Board of Directors or a committee of the Board of Directors (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1998 Stock Plan, provided that no such action may affect any share of Class A common stock previously issued and sold or any option or SPR previously granted under the 1998 Stock Plan.

     The exercise price of all incentive stock options granted under the 1998 Stock Plan must be at least equal to the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1998 Stock Plan will be determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Class A common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive or nonstatutory stock option must not exceed five years. The term of all other options granted under the 1998 Stock Plan may not exceed ten years. Options and SPRs granted under the 1998 Stock Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Stock Plan that are vested must generally be exercised within 30 days after the end of the optionee's status as an employee, director or consultant of the Company, or within 30 days after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.


     The 1998 Stock Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of all or substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option or SPR substituted for by the successor corporation. If the outstanding options or SPRs are not assumed or substituted for by the successor corporation, the Administrator, in its discretion, may provide, unless otherwise provided in any employment, compensation or other agreement with an optionee, for the optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares underlying options or SPRs that would not otherwise be vested or exercisable.



     The 1998 Stock Plan also provides that, upon consummation of this offering, each director that is not also an officer or employee of the Company (a "non-employee director") shall be automatically granted an option to purchase 10,000 shares of Class A common stock on the date on which such person first becomes a non-employee director. Each non-employee director shall also be automatically granted an option to purchase 5,000 shares on March 1 of each year, provided he or she is then a non-employee director and, as of such date, he or she shall have served on the Board of Directors for at least the preceding six months. Options granted to non-employee directors vest in three annual installments commencing on the first anniversary of the date of grant and have a term of ten years. The exercise price of options granted to non-employee directors shall be 100% of the fair market value per share of the Class A common stock on the date of grant. The 1998 Stock Plan provides that options issuable to directors of the Company who are also officers or directors of IDG will, at the election of IDG, be issued to IDG or an officer, director or employee of IDG designated by IDG.

     Section 162(m) of the Code may limit the Company's ability to deduct for United States federal income tax purposes compensation in excess of $1,000,000 paid to the Company's Chief Executive Officer and its four other most highly compensated executive officers in any one fiscal year. Certain grants of option or SPRs to employees under the 1998 Stock Plan will not be subject to the deduction limitation if such grants are approved by stockholders or are provided for in a plan that has been previously approved by stockholders. In order to preserve the Company's ability to deduct the compensation associated with options and SPRs granted to such persons, the 1998 Stock Plan, as approved by the Company's stockholders, provides that no employee may be granted options and SPRs to purchase more than 500,000 shares of Class A common stock in any one fiscal year. Notwithstanding this limit, however, in connection with an employee's initial employment, he or she may be granted options or SPRs to purchase up to an additional 500,000 shares of Class A common stock.

EMPLOYEE STOCK PURCHASE PLAN


     In May 1998, the Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 350,000 shares of Class A common stock which became effective upon its adoption. The Purchase Plan, which is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code, is administered by the Board of Directors or by a committee appointed by the Board. Employees of the Company are eligible to participate in the Purchase Plan if they are employed by the Company or a subsidiary of the Company designated by the Board for at least 20 hours per week and are customarily employed for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Class A common stock through payroll deductions, which may not exceed 10% of an employee's compensation, subject to certain limitations. The Purchase Plan will be implemented in a series of consecutive offering periods, each of approximately 24 months duration. Offering periods will begin on the first trading day on or after February 15 and August 15 each year and terminate on the last trading day in the periods 24 months later. Each participant in the Purchase Plan will be granted an option on the first day of the offering period and such option will be automatically exercised on the last date of each offering period. The purchase price of the Class A common stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Class A common stock on the start date of the offering period or on the last day of the offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of an employee's employment with the Company. The Purchase Plan will terminate in 2008 unless earlier terminated by the Board of Directors.


EMPLOYEE STOCK OWNERSHIP PLAN


     Prior to May 6, 1998, eligible employees of the Company participated in an employee stock ownership plan of IDG (the "IDG Plan"). On that date, the Company adopted its own employee stock ownership plan (the "IDG Books Plan") and the accounts of the active employees of the Company as of that date were transferred from the IDG Plan to the IDG Books Plan, together with the shares of IDG common stock held in the IDG Plan that were allocated to the accounts of such Company employees. In May 1998, the IDG common stock held in the IDG Books Plan was exchanged for 394,251 shares of Class B common stock of the Company, pursuant to an appraisal of each class of stock by the financial advisor to the trustee of the IDG Books Plan. On the effective date of the offering, the IDG Books Plan's shares of Class B common stock will be transferred to IDG Enterprises, Inc., a wholly-owned subsidiary of IDG, in return for an equal number of shares of Class A common stock.


     The Company may make future contributions to the IDG Books Plan for the accounts of Company employees who are then qualified for participation in the plan, in amounts determined by the Board of Directors from year to year (subject, however, to certain limits contained in the IDG Books Plan and in the Code). Contributions are at the discretion of the Board and depend, in part, on the amount of Company profits during a plan year. Any such contributions may be made in Class A common stock, or may be made in cash with the intent that the cash contribution be used to purchase Class A common stock. Benefits from the IDG Books Plan, in the form of Class A common stock allocated to the account of a participant, are generally distributable to the participant upon retirement, disability, death or over a period beginning on termination of employment of the participant by the Company. The IDG Books Plan provides that employees become eligible to participate when hired and are vested in their employer-provided account balances over seven years.

The IDG Books Plan is intended to qualify as an employee stock ownership plan under Section 4975(e)(7) of the Code.

     The Company's employees presently participate in a Section 401(k) plan of IDG. After the offering, the Company expects to amend and restate the IDG Books Plan to provide participants with the benefits of Section 401(k) of the Code, by permitting them to make elective contributions to the IDG Books Plan. On October 1, 1998, the Company intends to have the accounts of its employees transferred from the IDG 401(k) plan to the IDG Books Plan, as so amended and restated. Thereafter, an eligible participating employee may make elective cash contributions to the IDG Books Plan in the amount of a maximum of 8% of his or her compensation (as defined in the IDG Books Plan) for any plan year (the 12-month period ending September 30 of each year), but not to exceed $10,000 (subject to adjustment each year based on cost of living adjustments determined by the Internal Revenue Service) for any calendar year. The Company expects to match employee contributions to the IDG Books Plan. The percentage of the match will be set by the Company's Board of Directors each plan year, and the matching contribution may, at the discretion of the Board, be made in cash or in Class A common stock.

                 RELATIONSHIP WITH IDG AND CERTAIN TRANSACTIONS

PRINCIPAL STOCKHOLDER; CONTROL OF THE COMPANY


     The Company is a wholly-owned subsidiary of IDG Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of IDG Holdings, Inc., a Delaware corporation. IDG Holdings, Inc. is a wholly-owned subsidiary of International Data Group, Inc., a Massachusetts corporation ("IDG"), the majority of the capital stock of which is owned by Mr. Patrick J. McGovern, its founder and chairman of the board of directors and a director of the Company. Upon completion of this offering, IDG, through its subsidiaries, will own 10,505,749 shares of the Class A common stock and all of the 200,000 shares of Class B common stock, together representing 77.77% of the voting power of the Company, and the public will own 3,180,000 shares of Class A common stock, representing 19.78% of the voting power of the Company.


     As a result of its ownership of Class A common stock and Class B common stock, IDG will be able to influence significantly matters affecting the Company and will be in a position to control all actions that require the approval of a majority of the voting share capital of the Company, including amendments to the Company's Certificate of Incorporation and any business combinations, and to direct the election of all members of the Board of Directors. Nonetheless, Delaware law requires that the members of the Board of Directors and officers owe a fiduciary duty to the Company regardless of conflicting interests of any other entity with which they may be affiliated.

INTERCOMPANY AGREEMENTS

     In connection with the offering, the Company and IDG have entered into certain agreements for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. Although there can be no assurance that these agreements or the transactions contemplated by these agreements have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties, the Company believes that such agreements taken as a whole are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if the Company operated on a stand-alone basis.


     Corporate Services Agreement. The Company and IDG have entered into a Corporate Services Agreement (the "Corporate Services Agreement") pursuant to which IDG will provide certain administrative services to the Company following the offering. Pursuant to the agreement, IDG will provide tax services, accounting, insurance, employee benefits, corporate record keeping, payroll and trademark maintenance services to the Company. The initial monthly fee under the Corporate Services Agreement is $44,000. After an initial period of service, the Company will be entitled to have these services provided on a monthly basis at the same monthly fee. In addition, the Company may request certain additional services, including legal, corporate development and public relations services, to be provided from time-to-time in the future.


     The Corporate Services Agreement may be terminated by either the Company on 90 days notice or may be terminated by IDG when it ceases to own a majority of the outstanding voting stock of the Company. There can be no assurance that, if required, the Company will be able to secure the provision of these services from others on acceptable terms. If the Company is unsuccessful in obtaining acceptable provision of services upon termination of the transitional service agreements, its future financial performance could be adversely affected.

     Registration Rights Agreement. The Company and IDG Enterprises, Inc., an indirect wholly-owned subsidiary of IDG, have entered into a Registration Rights Agreement (the "Registration Rights Agreement") in connection with the offering. The Registration Rights Agreement entitles IDG Enterprises, Inc. to include its shares of common stock of the Company in any future registration of common stock made by the Company. The Company has agreed pursuant to the terms of the Registration Rights Agreement to pay all costs and expenses, other than underwriting discounts and commissions related to shares to be sold by IDG Enterprises, Inc. and expenses of legal counsel for IDG Enterprises, Inc., in connection with any such registration.


     Trademark License Agreement. In connection with the offering, IDG will transfer to the Company certain trademarks owned by IDG that relate to publications and products of the Company. The Company agreed to pay all costs, consisting primarily of required filing fees, in connection with such transfer.

     In addition, the Company and IDG have entered into a Trademark License Agreement (the "Trademark License Agreement") pursuant to which IDG has granted to the Company a royalty-free license to use certain trademarks in conjunction with publications and products currently produced and held by the Company. Currently all of the Company's publications use trademarks covered by the Trademark License Agreement. These trademarks generally include references to "IDG," but do not include the ". . . For Dummies" trademark or the names of the Company's other publications, which are owned by the Company. The Trademark License Agreement provides that if IDG's voting interest in the Company is reduced to less than 30%, the parties will negotiate in good faith to reach an agreement providing for the continued use of the trademarks, including the IDG Books mark. If the parties were unable to reach such an agreement, the Company would be required to cease using marks covered by the Trademark License Agreement. The license also may be terminated by IDG upon a breach of the Trademark License Agreement or the insolvency of the Company. The Company does not believe that the termination of the Trademark License Agreement would have a material adverse impact on its business, financial position or results of operations.


     Noncompetition Agreement. In connection with the offering, IDG has agreed that, until the earlier of five years after the offering or such time as IDG ceases to own at least a majority of the voting power of the Company, it will not, directly or indirectly, as a partner, stockholder, investor or otherwise, own a majority share or be responsible for the management of any corporation or other entity the business objectives or activities of which are carried on anywhere in the world and consist primarily of book publishing.

     Tax Allocation Agreement. IDG and the Company have entered into a Tax Allocation Agreement (the "Tax Allocation Agreement") that will provide for the allocation between IDG and the Company of all responsibilities, liabilities and benefits relating to taxes paid or payable by either IDG or the Company for all taxable periods, whether beginning before, on, or after this offering. Prior to the consummation of this offering, the Company has been included in the consolidated tax returns of IDG. The Company intends to pay to IDG, in cash, its share of IDG's consolidated income tax liability for the period from October 1, 1997 through the date on which IDG owns less than 80% of the Company (which will occur upon the consummation of this offering). For the post-offering period, the Company will file its own federal and most state income tax returns.

SHARE EXCHANGE AGREEMENT

     Employees of the Company were historically covered by the IDG Employee Stock Ownership Plan (the "IDG ESOP"), pursuant to which their accounts were invested primarily in common stock of IDG. The IDG Books Plan was adopted effective May 6, 1998 with respect to the eligible employees of the Company as of October 1, 1997. Participants in the IDG ESOP who were then employees of the Company then became participants in the IDG Plan.


     As of May 21, 1998, the accounts of the employees of the Company and the shares of common stock of IDG attributable to such accounts were transferred from the IDG ESOP to the IDG Books Plan. As of May 21, 1998 all of the common stock of IDG held by the IDG Books Plan was exchanged for an aggregate of 394,251 shares of Class B common stock of the Company on behalf of employees of the Company pursuant to the terms of a Share Exchange Agreement among the Company, IDG and a subsidiary of IDG. In connection with the exchange of the shares of common stock of IDG for shares of Class B common stock of the Company, the trustee of the IDG Books Plan received an opinion of an independent valuation firm to the effect that the consideration to be received by the IDG Books Plan in exchange for the IDG shares was no less than the fair market value, within the meaning of ERISA, of such IDG shares, and that the exchange was fair to the IDG Books Plan from a financial point of view. In connection with the offering, 194,251 shares of the Company's Class B common stock held by the IDG Books Plan will be transferred to IDG Enterprises, Inc. in exchange for an equal number of shares of the Company's Class A common stock held by IDG Enterprises, Inc. and will be immediately converted into 194,251 shares of Class A common stock. Subsequently, the remaining 200,000 shares of Class B common stock held by the IDG Books Plan will be transferred to IDG Enterprises, Inc. in exchange for an equal number of the Company's Class A common stock held by IDG Enterprises, Inc. The Company may be obligated in certain circumstances to repurchase shares from the IDG Books Plan or register shares for resale under the federal securities laws.


PRE-OFFERING DIVIDEND

     In May 1998, the Company paid a $38.4 million dividend to IDG in the form of a promissory note which will be paid out of the proceeds of the offering. See "Use of Proceeds."

                             PRINCIPAL STOCKHOLDERS

     The Company is a wholly-owned subsidiary of IDG Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of IDG Holdings, Inc., a Delaware corporation. IDG Holdings, Inc. is a wholly-owned subsidiary of International Data Group, Inc., a Massachusetts corporation, a majority of the capital stock of which is owned by Mr. Patrick J. McGovern, its founder and chairman of the board of directors and a director of the Company. IDG's address is One Exeter Plaza, Boston, Massachusetts 02116. The following table sets forth, as of March 31, 1998, the beneficial ownership of the Company's common stock by the Company's principal stockholder, each of the Named Executive Officers, each of the Company's directors and by all executive officers and directors of the Company as a group.


                                                                                      CLASS B
                                                                                       COMMON
                                                      CLASS A COMMON STOCK             STOCK          COMMON STOCK
                                               ----------------------------------   ------------   -------------------
                                                                  PERCENT OF                        PERCENT OF TOTAL
                                                                   OWNERSHIP                          VOTING POWER
                                                  SHARES      -------------------      SHARES      -------------------
                                               BENEFICIALLY    BEFORE     AFTER     BENEFICIALLY    BEFORE     AFTER
                    NAME                         OWNED(1)     OFFERING   OFFERING     OWNED(1)     OFFERING   OFFERING
                    ----                       ------------   --------   --------   ------------   --------   --------
IDG Enterprises, Inc.(2).....................   10,505,749     96.38%     74.61%      200,000       96.94%     77.77%
John J. Kilcullen............................           --        --         --            --          --         --
Steven H. Berkowitz..........................           --        --         --            --          --         --
John P. Ball.................................           --        --         --            --          --         --
Brenda L. McLaughlin.........................           --        --         --            --          --         --
James A. Doehrman............................           --        --         --            --          --         --
Patrick J. McGovern(3).......................   10,505,749     96.38      74.61       200,000       96.94      77.77
James A. Casella.............................           --        --         --            --          --         --
All executive officers and directors as a
  group (7 persons)(3).......................   10,505,749     96.38      74.61       200,000       96.94      77.77


---------------

(1) The number and percentage of shares beneficially owned are based on 11,100,000 shares of common stock outstanding as of March 31, 1998. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of Class A common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 1998 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of the Company's common stock shown as beneficially owned by them.



(2) Gives effect to the exchange by IDG Enterprises, Inc. at the time of the offering of (i) 194,251 shares of Class A common stock held by it for an equal number of shares of Class B common stock held by the IDG Books Plan, which Class B common stock will be immediately converted by IDG Enterprises, Inc. into 194,251 shares of Class A common stock, and (ii) 200,000 shares of Class A common stock held by it for an equal number of shares of Class B common stock held by the IDG Books Plan.



(3) Represents shares of Class A common stock and Class B common stock owned by IDG Enterprises, Inc., an indirect, wholly-owned subsidiary of International Data Group, Inc. of which Mr. McGovern is chairman of the board of directors and of which Mr. McGovern owns a majority of the issued and outstanding capital stock.



     As a result of its ownership of common stock, IDG will be able to influence significantly matters affecting the Company and will be in a position to direct the election of all members of the Board of Directors and to control all actions that require the approval of a majority of the voting share capital of the Company, including amendments to the Company's Certificate of Incorporation and any business combinations. See "Risk Factors -- Control by IDG; Potential Conflicts of Interest; Benefits to IDG; Potential Competition with IDG" and "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Company's capital stock describes all material provisions of the Company's Certificate of Incorporation and Bylaws. This summary, however, does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part and by the provisions of applicable law.

GENERAL


     The authorized capital stock of the Company is 25,400,000 shares of common stock, par value $0.001 per share, consisting of 25,000,000 shares of Class A common stock and 400,000 shares of Class B common stock. Upon consummation of this offering, 14,280,000 shares of common stock will be issued and outstanding, consisting of 14,080,000 shares of Class A common stock and 200,000 shares of Class B common stock.


COMMON STOCK

     The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights, as described below.


     Voting Rights. Each holder of Class A common stock outstanding is entitled to one vote per share on all matters submitted to a vote of the Company's stockholders, including the election of directors, and each share of Class B common stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of the stockholders of the Company. There is no cumulative voting in the election of directors. See "Risk Factors -- Control by IDG; Potential Conflicts of Interest; Benefits to IDG; Potential Competition with IDG"; "-- Certain Anti-Takeover Effects of Delaware Law" and "-- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."


     Any action that may be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present and voted. This could permit IDG to take action regarding certain matters without providing other stockholders the opportunity to voice dissenting views or raise other matters.

     Dividends, Distributions and Stock Splits. Holders of Class A common stock and Class B common stock are entitled to receive dividends out of assets legally available therefor at the same rate, at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy."

     In the case of dividends or distributions payable in Class A common stock or Class B common stock, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to the Class B common stock. In the case of dividends or other distributions consisting of other voting shares of the Company, the Company will declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that the voting rights of each such security paid to the holders of the Class A common stock shall be one-tenth of the voting rights of each such security paid to the holders of Class B common stock, and such security paid to the holders of Class B common stock shall convert into the security paid to the holders of the Class A common stock upon the same terms and conditions applicable to the Class B common stock. In the case of dividends or other distributions consisting of nonvoting securities convertible into, or exchangeable for, voting securities of the Company, the Company will provide that such convertible or exchangeable securities and the underlying securities be identical in all respects, except that the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the Class A common stock shall be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of Class B common stock, and such underlying securities paid to the holders of Class B common stock shall convert into the security paid to the holders of the Class A common stock upon the same terms and conditions applicable to the conversion of Class B common stock into Class A common stock.

     Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

     Conversion. The shares of Class A common stock are not convertible.


     The Class B common stock is convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. Each share of Class B common stock will also automatically convert into one share of Class A common stock upon the sale or transfer of such share of Class B common stock by the initial holder thereof, other than to a person or entity controlling, controlled by or under common control with the initial holder or a qualified employee stock ownership plan. The holders of Class B common stock shall have, upon conversion of their shares of Class B common stock into Class A common stock, one vote per share of Class A common stock held on all matters submitted to a vote of the Company's stockholders.


     Liquidation. In the event of any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company, the remaining assets of the Company will be distributed ratably among the holders of the Class A common stock and the Class B common stock, treated as a single class.

     Mergers and Other Business Combinations. Upon a merger, combination, or other similar transaction of the Company in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, holders of the Class A common stock and Class B common stock will be entitled to receive an equal per share amount of stock, securities, cash, and/or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed; provided that in any transaction in which shares of capital stock are distributed, such shares so exchanged for or changed into may differ as to voting rights and certain conversion rights to the extent and only to the extent that the voting rights and certain conversion rights of Class A common stock and Class B common stock differ at that time.

     Other Provisions. The holders of the Class A common stock and Class B common stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions applicable to the Class A common stock or the Class B common stock.

     All shares of Class A common stock and Class B common stock outstanding are fully paid and nonassessable, and all of the shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

CERTAIN ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     Following consummation of this offering, the Company will be subject to the "business combination" provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

     - the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the "voting stock") of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS


     The Company's Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by the stockholders of the Company may be effected at a duly called annual or special meeting of the stockholders or may be taken by a consent in writing by stockholders. The Company's Bylaws also provide that special meetings of the stockholders of the Company may be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 20% of the voting power of the outstanding capital stock. The Company's Bylaws require advance written notice by a stockholder of a proposal or director nomination which such stockholder desires to present at an annual or special meeting of stockholders. No business other than that stated in the notice shall be transacted at any special meeting. As a result of these provisions, IDG, as holder of 74.61% of the Company's Class A common stock and all of the shares of Class B common stock, together representing 77.77% of the voting power of the Company after the offering, will be able to take any action to be taken by stockholders without the necessity of holding a stockholder meeting and will be able to call a special meeting of stockholders to consider certain corporate actions.


     The Company's Bylaws also provide that unanimous board approval, including the approval of all non-employee directors and directors selected by IDG, will be required to approve the incurrence of indebtedness by the Company in an aggregate amount that exceeds five times the Company's EBITDA in its most recently completed fiscal year.

     Amendments to certain provisions of the Company's Bylaws, including those provisions relating to stockholder action by written consent, the ability of stockholders to call a special meeting and the requirement of unanimous board approval for certain borrowings, require the approval of stockholders holding a majority of the voting power of the outstanding common stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the DGCL. In addition, the Certificate of Incorporation and Bylaws provide that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by Delaware law. The Company has entered into separate indemnification agreements with its directors and executive officers which provide such persons indemnification protection in the event the Certificate of Incorporation is subsequently amended. See "Management -- Limitation on Liability and Indemnification Matters."

TRANSFER AGENT AND REGISTRAR


     BankBoston, N.A. has been appointed as transfer agent and registrar for the Company's Class A common stock.


LISTING


     The Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "IDGB," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the common stock of the Company. The Company cannot predict the effect, if any, that sales of shares of the Class A common stock to the public or the availability of shares for sale to the public will have on the market price of the Class A common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Class A common stock.


     Upon consummation of this offering, the Company will have 14,080,000 shares of Class A common stock outstanding (14,557,000 shares if the underwriters' over-allotment is exercised in full) and 200,000 shares of Class B common stock outstanding. Of the shares outstanding after the offering, the 3,180,000 shares of Class A common stock sold in the offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company, which shares will be subject to the volume limitations of Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. The remaining 11,100,000 shares of Class A common stock and Class B common stock, 10,705,749 of which immediately after this offering will be owned by a subsidiary of IDG, will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the Securities Act.



     Subject to the foregoing and to the lock-up agreements described below, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, IDG will be entitled to sell a number of shares of common stock within any three-month period equal to the greater of 1% of the then outstanding shares of the common stock (approximately 142,800 shares immediately after the offering) or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale, provided that certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied.



     Immediately after the offering, there will be options to purchase approximately 1,500,900 shares of Class A common stock outstanding. Subject to the provisions of the lock-up agreements described below, holders of these options may rely on the resale provisions of Rule 701 under the Securities Act, which permits nonaffiliates to sell their shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their shares without having to comply with the holding period provision of Rule 144, in each case beginning 90 days after the consummation of this offering. In addition, immediately after this offering, the Company intends to file a registration statement on Form S-8 covering all options granted under the 1998 Stock Plan. Shares of Class A common stock registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restriction with the Company or the lock-up agreements described below. See "Management -- 1998 Stock Plan."


     The Company and IDG have entered into a Registration Rights Agreement in connection with the offering which provides IDG with the right, subject to certain exceptions, to include its common stock in any registration of common stock made by the Company for its own account or for the account of other stockholders of the Company. The Company does not currently have any other registration rights outstanding. See "Relationship with IDG and Certain Transactions."

     Notwithstanding the foregoing, in connection with this offering, each of the Company, IDG and the Company's directors and officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, it will not, directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company); or

     - enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock.

The above 180-day restriction does not apply, however, to the following:


     - the sale to the underwriters of the shares of common stock under the underwriting agreement (as described below);



     - the issuance by the Company of shares of common stock upon the exercise of an option or warrant or the conversion of any security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or



     - transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions after completion of the offering of the shares of common stock. See "Underwriters."

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof (the "underwriting agreement"), the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A common stock set forth opposite the names of such underwriters below:


                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                              --------
          Total.............................................  3,180,000
                                                              ========


     The underwriters are offering the shares subject to their acceptance of the shares from the Company and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain other dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.


     Pursuant to the underwriting agreement, the Company has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 477,000 additional shares of Class A common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of Class A common stock set forth next to the names of all underwriters in the preceding table.



     At the request of the Company, the underwriters have reserved up to 159,000 shares of Class A common stock to be issued by the Company and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of the Company. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.


     Each of the Company, IDG and the Company's directors and officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, it will not, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale to the underwriters of the shares of Class A common stock under the underwriting agreement, (b) the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, or (c) transactions by any person other than the Company relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares of Class A common stock.

     The underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.


     The Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "IDGB," subject to official notice of issuance.


     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering if the syndicate repurchases previously distributed shares of Class A common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Certain of the underwriters have in the past performed various banking services for IDG, for which such underwriters received customary compensation.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the shares of Class A common stock. Consequently, the initial public offering price for the shares of Class A common stock will be determined by negotiations between the Company and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial position and future prospects, the experience of its management, the economics of the publishing industry in general, the general condition of the equity securities markets, sales, earnings and certain other financial and operating information of the Company in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements of the Company as of September 30, 1997 and 1996, and for each of the three years in the period ended September 30, 1997 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to the Company and the Class A common stock, reference is hereby made to the registration statement and the exhibits and schedules thereto, which may be inspected and copied at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon approval of the Class A common stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     Upon completion of this offering, the Company will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
  Balance Sheets as of September 30, 1996 and 1997 and
     (Unaudited) March 31, 1998.............................  F-3
  Statements of Income for the Years Ended September 30,
     1995, 1996 and 1997 and (Unaudited) the Six Months
     Ended March 31, 1997 and March 31, 1998................  F-4
  Statements of Stockholder's Equity for the Years Ended
     September 30, 1995, 1996 and 1997 and (Unaudited) the
     Six Months Ended March 31, 1998........................  F-5
  Statements of Cash Flows for the Years Ended September 30,
     1995, 1996 and 1997 and (Unaudited) the Six Months
     Ended March 31, 1997 and March 31, 1998................  F-6
  Notes to Financial Statements.............................  F-7

INDEPENDENT AUDITORS' REPORT


IDG Books Worldwide, Inc.:

     We have audited the accompanying balance sheets of IDG Books Worldwide, Inc., an indirect subsidiary of International Data Group, Inc., as of September 30, 1996 and 1997, and the related statements of income, stockholder's equity, and cash flows for the each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of IDG Books Worldwide, Inc. at September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


March 31, 1998

(May 6, 1998 as to the twelfth paragraph of Note 2,


May 22, 1998 as to Note 8 and

June 1, 1998 as to the last paragraph of Note 9)

San Jose, California

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                                 BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS


                                                                                             PRO FORMA
                                           SEPTEMBER 30,    SEPTEMBER 30,     MARCH 31,      MARCH 31,
                                               1996             1997            1998           1998
                                           -------------    -------------    -----------    -----------
                                                                                            (UNAUDITED)
                                                                             (UNAUDITED)     (NOTE 2)
Current Assets:
  Cash...................................     $    83          $    74         $    46        $    46
  Accounts receivable -- net.............      20,915           26,561          33,553         33,553
  Inventory -- net.......................       6,119            7,927           8,735          8,735
  Other current assets...................         446                6             598            598
  Deferred tax assets....................      10,860           14,860          18,517         18,517
                                              -------          -------         -------        -------
          Total current assets...........      38,423           49,428          61,449         61,449
Royalty Advances -- net..................       2,139            3,078           3,736          3,736
Property and Equipment -- net............       3,074            4,657           4,670          4,670
Publishing Rights (Note 11) -- net.......                                        3,833          3,833
                                              -------          -------         -------        -------
          TOTAL..........................     $43,636          $57,163         $73,688        $73,688
                                              =======          =======         =======        =======
                            LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable.......................     $ 2,960          $ 3,128         $ 4,697        $ 4,697
  Accrued liabilities....................      16,685           27,592          31,727         31,727
  Note payable to Parent (Note 2)........                                                      38,400
                                              -------          -------         -------        -------
          Total current liabilities......      19,645           30,720          36,424         74,824
                                              -------          -------         -------        -------
Commitments and Contingencies (Note 10)
Stockholder's Equity (Deficit):
  Preferred stock, $.001 par value;
     authorized: 5,000,000
     shares -- actual; issued and
     outstanding: 0 shares -- actual and
     pro forma...........................
  Common stock, $.001 par value;
     authorized: 25,000,000
     shares -- actual, 25,000,000 Class A
     shares and 400,000 Class B
     shares -- pro forma; issued and
     outstanding: 11,100,00
     shares -- actual, 10,900,000 shares
     Class A and 200,000 shares Class
     B -- pro forma......................          11               11              11             11
  Retained earnings (deficit)............      23,729           30,764          37,634           (766)
  Advances due to (from) Parent..........         251           (4,332)           (381)          (381)
                                              -------          -------         -------        -------
          Total stockholder's equity
            (deficit)....................      23,991           26,443          37,264         (1,136)
                                              -------          -------         -------        -------
          Total..........................     $43,636          $57,163         $73,688        $73,688
                                              =======          =======         =======        =======


                       See notes to financial statements.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                             SIX MONTHS ENDED
                                                YEAR ENDED SEPTEMBER 30,         MARCH 31,
                                              ----------------------------   -----------------
                                               1995      1996       1997      1997      1998
                                              -------   -------   --------   -------   -------
                                                                                (UNAUDITED)
Revenue:
  Net sales.................................  $69,712   $93,435   $116,488   $60,561   $69,583
  Licensing revenues and other..............    2,811     4,412      4,200     1,903     2,333
                                              -------   -------   --------   -------   -------
     Net revenue............................   72,523    97,847    120,688    62,464    71,916
                                              -------   -------   --------   -------   -------
Operating Costs and Expenses:
  Cost of sales.............................   40,598    55,703     63,064    32,075    37,856
  Selling, general and administrative.......   19,573    28,369     42,032    20,218    21,240
  Parent corporate services fee.............    1,464     2,779      3,669     1,836     1,175
                                              -------   -------   --------   -------   -------
          Total operating costs and
            expenses........................   61,635    86,851    108,765    54,129    60,271
                                              -------   -------   --------   -------   -------
Income Before Provision for Income Taxes....   10,888    10,996     11,923     8,335    11,645
Provision for Income Taxes..................    4,522     4,508      4,888     3,348     4,775
                                              -------   -------   --------   -------   -------
Net Income..................................  $ 6,366   $ 6,488   $  7,035   $ 4,987   $ 6,870
                                              =======   =======   ========   =======   =======
Basic and Diluted Net Income per Share......  $  0.57   $  0.58   $   0.63   $  0.45   $  0.62
                                              =======   =======   ========   =======   =======
Pro Forma Basic and Diluted Net Income per
  Share (Note 2)............................                      $    .51             $   .50
                                                                  ========             =======
Shares Used in per Share Calculations:
  Basic and diluted net income..............   11,100    11,100     11,100    11,100    11,100
                                              =======   =======   ========   =======   =======
  Pro forma basic and diluted net income....                        13,873              13,873
                                                                  ========             =======


                       See notes to financial statements.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                              ADVANCES
                                                                                DUE
                                               COMMON STOCK                      TO
                                             ----------------    RETAINED      (FROM)
                                             SHARES    AMOUNT    EARNINGS      PARENT      TOTAL
                                             ------    ------    ---------    --------    -------
Balance, October 1, 1994...................  11,100     $11       $10,875     $(3,429)    $ 7,457
  Net income...............................                         6,366                   6,366
  Change in Advances due to (from)
     Parent................................                                     3,066       3,066
                                             ------     ---       -------     -------     -------
Balance, September 30, 1995................  11,100      11        17,241        (363)     16,889
  Net income...............................                         6,488                   6,488
  Change in Advances due to (from)
     Parent................................                                       614         614
                                             ------     ---       -------     -------     -------
Balance, September 30, 1996................  11,100      11        23,729         251      23,991
  Net income...............................                         7,035                   7,035
  Change in Advances due to (from)
     Parent................................                                    (4,583)     (4,583)
                                             ------     ---       -------     -------     -------
Balance, September 30, 1997................  11,100      11        30,764      (4,332)     26,443
  Net income*..............................                         6,870                   6,870
Change in Advances due to (from) Parent*...      --      --            --       3,951       3,951
                                             ------     ---       -------     -------     -------
Balance, March 31, 1998*...................  11,100     $11       $37,634     $  (381)    $37,264
                                             ======     ===       =======     =======     =======

---------------
* unaudited

                       See notes to financial statements.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED SEPTEMBER 30,         MARCH 31,
                                              ---------------------------   ------------------
                                               1995      1996      1997       1997      1998
                                              -------   -------   -------   --------   -------
                                                                               (UNAUDITED)
Cash Flows from Operating Activities:
  Net income................................  $ 6,366   $ 6,488   $ 7,035   $  4,987   $ 6,870
                                              -------   -------   -------   --------   -------
  Adjustments to reconcile net income to net
     cash provided (used) by operating
     activities:
       Depreciation and amortization........      382     1,355     1,663        712     1,668
       Deferred income taxes................   (3,308)   (2,017)   (4,000)    (2,784)   (3,657)
       Changes in operating assets and
          liabilities:
          Accounts receivable...............   (7,615)   (3,460)   (5,646)   (11,929)   (7,942)
          Inventory.........................   (7,230)    3,378    (1,808)    (2,332)     (308)
          Royalty advances..................     (279)     (910)     (939)      (614)     (258)
          Other current assets..............      355      (412)      440        207      (592)
          Accounts payable..................    1,786    (1,075)      168      2,553     1,569
          Accrued liabilities...............    7,685    (1,492)   10,907      7,553     3,624
                                              -------   -------   -------   --------   -------
          Net cash provided (used) by
            operating activities............   (1,858)    1,855     7,820     (1,647)      974
                                              -------   -------   -------   --------   -------
Cash Flows from Investing Activities:
  Capital expenditures......................   (1,250)   (2,430)   (3,246)      (681)   (1,514)
  Acquisition of publishing rights and
     related assets.........................       --        --        --         --    (3,439)
                                              -------   -------   -------   --------   -------
          Net cash used in investing
            activities......................   (1,250)   (2,430)   (3,246)      (681)   (4,953)
                                              -------   -------   -------   --------   -------
Cash Flows from Financing Activities:
  Advances due to (from) Parent -- net
     change.................................    3,066       614    (4,583)     2,323     3,951
                                              -------   -------   -------   --------   -------
Net Increase (Decrease) in Cash.............      (42)       39        (9)        (5)      (28)
Cash, Beginning of Period...................       86        44        83         83        74
                                              -------   -------   -------   --------   -------
Cash, End of Period.........................  $    44   $    83   $    74   $     78   $    46
                                              =======   =======   =======   ========   =======
Noncash Investing Activity:
  Acquisition of publishing rights and
     related assets (Note 11):
     Current assets.........................                                           $ 1,400
     Publishing rights......................                                             4,000
     Less cash paid.........................                                            (3,439)
                                                                                       -------
     Liabilities assumed....................                                           $ 1,961
                                                                                       =======

                       See notes to financial statements.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                         NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997 AND
                    SIX MONTHS ENDED MARCH 31, 1997 AND 1998
(INFORMATION AS OF MARCH 31, 1998 AND FOR THE SIX MONTHS ENDED MARCH 31, 1997 AND MARCH 31, 1998 IS UNAUDITED)

 1. BASIS OF PRESENTATION

     Organization and Description of Business -- IDG Books Worldwide, Inc., a Massachusetts company ("Books-Massachusetts"), was founded in 1990 as a wholly-owned subsidiary (through intermediate companies) of International Data Group, Inc. ("Parent"). On March 24, 1998, the Parent formed a new intermediate subsidiary, IDG Books Worldwide, Inc., a Delaware company ("Books-Delaware"), to be the holding company of Books-Massachusetts. Subsequently Books-Massachusetts was merged into Books-Delaware.

     The formation of the Books-Delaware and subsequent merger with Books-Massachusetts was a combination of companies under common control by the Parent and is accounted for similar to a pooling of interests. Accordingly, the accompanying financial statements report the operations of Books-Massachusetts for periods prior to the formation of Books-Delaware. Books-Delaware and Books-Massachusetts are collectively referred to in the accompanying financial statements as "IDG Books Worldwide, Inc." or "the Company."

     The Company is a publisher of computer, business, personal finance, study aids, cooking, gardening, do-it-yourself, health and fitness and self-help books. The Company publishes and markets its books under brand names, including the ". . . For Dummies(R)" series.

     Basis of Presentation and Transactions with Parent -- The Company has conducted its business as an operating division of the Parent, with separate management, personnel, facilities and accounting records. The Company has historically depended on the Parent (or affiliates thereof) for corporate administrative functions, as well as for strategic marketing and brand-building, financing, cash management, tax and payroll administration, property/casualty insurance, employee benefits administration, and certain other services. The fees for these services have been charged to the Company, and reflected in the accompanying financial statements, through a Parent corporate services fee based on a percentage of budgeted net sales plus a fixed charge which is consistent with the method that the Parent charges its other controlled subsidiaries. Effective January 1, 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for the Company's strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. Accordingly, the parent corporate services fee decreased to $150,000 per quarter. In the opinion of management, the parent corporate services fees included in the accompanying financial statements reflect a reasonable amount for the services received; however, such amounts were not established on an arm's-length basis and may not be the same as would have been incurred had the Company operated independent of its Parent (see
Note 9). Nevertheless, management does not believe the Company would have incurred materially different operating expenses as an independent company.

 2. SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- The Company's fiscal year ends on the Saturday closest to September 30. Fiscal years 1995, 1996 and 1997 ended on September 30, 1995, September 28, 1996, and September 27, 1997, respectively, and each consisted of 52 weeks. For convenience, fiscal year-ends are denoted in the accompanying financial statements as September 30. Similarly, the twenty-six-week periods ended March 29, 1997 and March 28, 1998 are referred to as the six-month periods ended March 31, 1997 and 1998, respectively.

     Revenue Recognition -- Sales are recorded upon shipment of products, net of provisions for estimated returns and allowances, which are estimated based on historical experience by type of book. For the years

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ended September 30, 1995, 1996 and 1997 and the six months ended March 31, 1997 and 1998, the provision for returns and allowances represented approximately 19.9%, 22.3%, 20.9%, 20.5% and 22.7% of gross sales for the respective period. The accompanying income statements do not reflect any material adjustments for actual returns and allowances as compared to amounts estimated in prior periods. Revenue from the licensing of titles, editorial content and design are recognized when received.

     Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers consist principally of retail chain booksellers, wholesale distributors, office superstores, membership clubs and computer/electronic superstores located primarily in the United States and Canada. Certain customers account for over 10% of sales (Note 12). The Company performs ongoing credit evaluations of its customers and maintains allowances for estimated probable credit losses.

     Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates. The primary estimates underlying the Company's financial statements include allowances for sales returns, doubtful accounts, inventory obsolescence, reserves for royalty advances and the recoverability of deferred tax assets. Actual results could differ from those estimates.

     Inventory -- Inventory is stated at lower of cost or market. Cost is determined using the first-in, first-out method.

     Royalty Advances -- Royalty advances are recorded as cash is advanced to authors and are expensed as earned by authors or reserved when future recovery appears doubtful. Royalty advances are reported net of reserves of $993,000, $1,999,000 and $2,699,000 at September 30, 1996 and 1997, and March 31, 1998,
respectively.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is provided using the straight- line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful life of the related assets. The Company capitalizes internal-use software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of March 31, 1998, such software had not been placed into service and accordingly, no depreciation has been provided.

     Long-Lived Assets -- Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the related assets.

     Advances due to (from) Parent are included as a component of stockholder's equity, as no interest was charged for such balances and there was no scheduled repayment. The Company intends to settle such balance in connection with a planned initial public offering.

     Income Taxes -- The Company's taxable income has been included in the Parent's consolidated tax returns. The accompanying financial statements include a charge in lieu of taxes paid which approximates the current income tax provision, as if the Company were a separate taxpayer. Amounts which would represent current income taxes payable are included in Advances due to (from) Parent. The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts, more likely than not, to be realized.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Net Income Per Share -- Net income per share is computed using the basic and diluted weighted average number of common shares outstanding during the year in accordance with SFAS No. 128, Earnings Per Share. Basic net income per share excludes dilution and is computed using the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (stock options) were exercised or converted into common stock. Shares used in the basic and diluted calculations are identical for the periods presented and, accordingly, no separate amounts for diluted net income per share are reported. No stock options have been granted through March 31, 1998.


     Unaudited Pro Forma Balance Sheet and Earnings Per Share -- On May 6, 1998, the Company declared a $38,400,000 dividend, which was paid on that date by issuance of a non-interest bearing note payable to the Parent. The Company intends to repay such note using a portion of the proceeds from its planned initial public offering. The unaudited pro forma balance sheet as of March 31, 1998 gives retroactive effect to such dividend, as though it had been declared as of that date. Unaudited pro forma basic and diluted net income per share amounts are calculated using common shares outstanding (11,100,000) plus the number of shares (2,773,000) whose proceeds are to be used to repay the note payable, assuming a $15.50 offering price reduced by expected per share offering costs. The unaudited pro forma balance sheet also gives effect to the amended share authorizations discussed in Note 8, as well as planned share exchanges and conversions to be effected by the Parent and the Company's ESOP in connection with such initial public offering, as also discussed in Note 8.


     Stock-Based Compensation is accounted for using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation.

     New Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Management has not yet determined its SFAS 131 reporting segments. These Statements will not affect the Company's financial position, results of operations or cash flows. Both statements are effective for the Company in fiscal year 1999, with earlier application permitted.

 3. ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------     MARCH 31,
                                                               1996       1997         1998
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
Accounts receivable.........................................  $37,805    $47,859      $62,847
Allowance for doubtful accounts.............................   (1,500)    (3,465)      (3,555)
Allowance for sales returns.................................  (15,390)   (17,833)     (25,739)
                                                              -------    -------      -------
          Total.............................................  $20,915    $26,561      $33,553
                                                              =======    =======      =======

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 4. INVENTORIES

     Inventories consisted of the following (in thousands):

                                                                SEPTEMBER 30,
                                                             -------------------     MARCH 31,
                                                              1996        1997         1998
                                                             -------    --------    -----------
                                                                                    (UNAUDITED)
Books (finished goods)...................................    $13,505    $ 17,038     $ 18,924
Paper....................................................        822       2,823        3,374
                                                             -------    --------     --------
          Total inventory................................     14,327      19,861       22,298
Reserve for obsolescence.................................     (8,208)    (11,934)     (13,563)
                                                             -------    --------     --------
Net inventory............................................    $ 6,119    $  7,927     $  8,735
                                                             =======    ========     ========

 5. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------     MARCH 31,
                                                               1996       1997         1998
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
Computers and equipment...................................    $ 3,469    $ 5,094      $ 5,470
Furniture and fixtures....................................      1,330      1,334        1,337
Leasehold improvements....................................        304      1,286        1,891
Internal-use software.....................................         --        635        1,164
                                                              -------    -------      -------
          Total...........................................      5,103      8,349        9,862
Less accumulated depreciation and amortization............     (2,029)    (3,692)      (5,192)
                                                              -------    -------      -------
Property and equipment -- net.............................    $ 3,074    $ 4,657      $ 4,670
                                                              =======    =======      =======

 6. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------     MARCH 31,
                                                               1996       1997         1998
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
Accrued royalties.........................................    $ 6,559    $ 9,403      $11,075
Accrued compensation and benefits.........................      3,896      6,389        6,584
Accrued promotion.........................................      3,329      7,518       10,689
Other accrued liabilities.................................      2,901      4,282        3,379
                                                              -------    -------      -------
          Total...........................................    $16,685    $27,592      $31,727
                                                              =======    =======      =======

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 7. INCOME TAXES

     The provision for federal, state and foreign income taxes consisted of the following for the years ended September 30 (in thousands):

                                                               1995       1996       1997
                                                              -------    -------    -------
Current:
  Federal...................................................  $ 6,500    $ 5,325    $ 7,200
  State.....................................................    1,209      1,048      1,539
  Foreign...................................................      121        152        149
                                                              -------    -------    -------
  Total current.............................................    7,830      6,525      8,888
                                                              -------    -------    -------
Deferred:
  Federal...................................................   (3,025)    (1,662)    (3,227)
  State.....................................................     (283)      (355)      (773)
                                                              -------    -------    -------
  Total deferred............................................   (3,308)    (2,017)    (4,000)
                                                              -------    -------    -------
  Total.....................................................  $ 4,522    $ 4,508    $ 4,888
                                                              =======    =======    =======

     Federal and state income tax expense is allocated to the Company by the Parent through the Advances due to (from) Parent account.

     Deferred tax assets were comprised of the following at September 30 (in thousands):

                                                               1996       1997
                                                              -------    -------
Reserve for returns.........................................  $ 5,902    $ 6,842
Reserve for obsolescence....................................    3,123      4,558
Loss accruals...............................................    1,014      2,221
Uniform capitalization......................................      486        582
Other.......................................................      335        657
                                                              -------    -------
Deferred tax assets.........................................  $10,860    $14,860
                                                              =======    =======

     The differences between the effective income tax rate and the statutory federal income tax rate were as follows for the years ended September 30:

                                                              1995    1996    1997
                                                              ----    ----    ----
Statutory federal tax rate..................................  35.0%   35.0%   35.0%
State taxes net of federal tax..............................   5.5     4.1     4.2
Other.......................................................   1.0     1.9     1.8
                                                              ----    ----    ----
Effective tax rate..........................................  41.5%   41.0%   41.0%
                                                              ====    ====    ====

 8. STOCKHOLDER'S EQUITY AND BENEFIT PLANS

  Capital Stock


     As of March 31, 1998, the Company had authorized capital of 30,000,000 shares, par value $.001 per share, consisting of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, of which 11,100,000 shares of common stock were outstanding. On May 19, 1998, the Company amended its certificate of incorporation to change the total amount of authorized capital stock to 25,400,000, consisting of 25,000,000 shares of Class A common stock and 400,000 shares of Class B common stock. All outstanding shares were converted to Class A common stock on a share-for-share basis except for 394,251 shares which were converted to Class B common stock on a share-for-share basis.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     No amounts have been paid in by the Parent for common stock since inception of the Company in 1990. In connection with formation of the Delaware company referred to in Note 1, $11,100 was allocated to common stock from retained earnings.


     Each outstanding share of Class A common stock is entitled to one vote and each outstanding share of Class B common stock is entitled to ten votes. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate and in such amounts as the Board of Directors may from time to time determine.

     Class A common stock is not convertible. Class B common stock is convertible at any time into Class A common stock on a share-for-share basis and will automatically convert upon the transfer by the holder thereof.

     In the event of any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company, the remaining assets of the Company will be distributed ratably among the holders of the Class A common stock and the Class B common stock, treated as a single class.

  Stock Option Plan


     Effective May 6, 1998, the Company's Board of Directors approved a stock option plan under which 2,850,000 shares of Class A common stock are reserved for issuance to employees, consultants and directors. Under the plan, both incentive and nonstatutory stock options may be granted to purchase Class A common stock at not less than the fair market value of the common stock at the date of grant. Effective May 6, 1998, the Company granted options to purchase 1,500,900 shares of Class A common stock at $11.88 per share. Options generally vest over 4 years and expire ten years after date of grant.


  Employee Stock Purchase Plan

     Effective May 22, 1998, the Company adopted an employee stock purchase plan and reserved a total of 350,000 shares of Class A common stock for issuance thereunder. The purchase plan permits eligible employees to purchase common stock through payroll deductions, subject to certain limitations, at a purchase price of 85% of the lower of the fair market value of the common stock on the first day of the offering period or on the last day of the purchase period.

  Employee Stock Ownership Plan


     The Company's employees have historically participated in the Parent's ESOP ("ESOP-P") and, as discussed in Note 9, the Company has recorded the applicable plan contribution expense in its financial statements. As of May 6, 1998, the Company adopted a new ESOP ("Books ESOP"). In connection therewith, the accounts of the Company employees, and the shares of common stock of the Parent attributable to such accounts, were transferred from ESOP-P to Books ESOP. Such Parent common shares received by Books ESOP were tendered on May 21, 1998 to the Parent in exchange for 394,251 shares of Company Class B common stock, based on an exchange ratio determined by an independent valuation firm of the relative fair value of one Company Class B common share to one Parent common share. In connection with the Company's initial public offering, the shares of Class B common stock owned by Books ESOP are to be transferred to an affiliate of the Parent in exchange for 394,251 shares of Class A common stock held by such affiliate (194,251 of which Class B shares such affiliate intends to immediately convert to 194,251 shares of Class A common stock). Effective as of May 6, 1998, employees of the Company no longer participate in ESOP-P.


     The Company also participates in the Parent's defined 401(k) contribution plan that covers substantially all U.S. employees of the Company who have been employed for one year and have attained the age of 21. The plan provides that eligible employees electing to become participants can contribute to the plan through

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

payroll deferrals up to 8% of their base compensation. The Company and Parent make no contribution to the plan on the participant's behalf.

 9. RELATED PARTY TRANSACTIONS

     Net revenue from affiliated customers amounted to approximately $66,000, $188,000 and $700,000 in 1995, 1996 and 1997, respectively.

     Operating expenses allocated from the Parent, through the Advances due to
(from) Parent account, consist of (1) Parent Corporate Services Fee (Note 1),
(2) Employee Stock Ownership Plan expenses, which are based on the applicable ESOP contribution rate applied to Company salaries, and (3) income tax provisions, which are calculated as though the Company were a separate taxpayer. Neither party pays interest on intercompany balances, and, accordingly, no such interest income or expense has been recorded in the accompanying financial statements.

     A summary of activity in the Advances due to (from) Parent account, and the average outstanding balance by period, is as follows (in thousands):


                                                                             SIX MONTHS ENDED
                                              YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                           ------------------------------    -----------------
                                            1995        1996       1997       1997      1998
                                           -------    --------    -------    ------    -------
                                                                                (UNAUDITED)
Balance at beginning of period...........  $(3,429)   $   (363)   $   251    $  251    $(4,332)
Parent corporate services fee............    1,464       2,779      3,669     1,836      1,175
ESOP expense.............................      822       1,307      1,811       798         --
Total current federal and state income
  tax provision..........................    7,709       6,373      8,739     6,183      8,352
Cash transferred to Parent, net..........   (7,497)    (10,861)   (20,719)   (7,067)    (6,853)
Employee Benefits........................      754       1,379      1,980       896      1,277
Other, primarily transactions with
  affiliates, net........................     (186)       (363)       (63)     (221)        --
                                           -------    --------    -------    ------    -------
Balance at end of period.................  $  (363)   $    251    $(4,332)   $2,676    $  (381)
                                           =======    ========    =======    ======    =======
Average balance during period............  $(2,616)   $  2,224    $   880    $2,006    $   809
                                           =======    ========    =======    ======    =======


     Effective October 1, 1997, no further contributions were made to the Parent's ESOP with respect to Company employees. During the six-month period ended March 31, 1998, the Company accrued $850,000 of contributions to be made to the newly established Books ESOP as described in Note 8.

     In connection with the Company's planned initial public offering, the Parent has agreed to transfer to the Company certain trademarks owned by the Parent that relate to publications and products of the Company. The Company has agreed to pay all costs, consisting primarily of required filing fees, in connection with such transfer.


     In addition, the Company and the Parent have entered into a Trademark License Agreement (the "Agreement") pursuant to which the Parent has granted to the Company a royalty-free license to use certain trademarks in conjunction with publications and products currently produced and held by the Company. The Agreement provides that if the Parent's voting interest in the Company is reduced to less than 30%, the parties will negotiate in good faith to reach an agreement providing for the continued use of the trademarks, including the IDG Books mark. If the parties were unable to reach such an agreement, the Company would be required to cease using marks covered by the Agreement. The Agreement also may be terminated by the Parent upon a breach of the Agreement by the Company or upon the insolvency of the Company. The Company does not believe that the termination of the Trademark License Agreement would have a material adverse impact on its business, financial position or results of operations.

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMITMENTS AND CONTINGENCIES

     Leases -- The Company leases equipment and facilities under operating leases which expire at various dates through January 2000. Total rental expense for operating leases amounted to approximately $1,045,000, $1,861,000 and $2,212,000 in 1995, 1996 and 1997, respectively.

     At September 30, 1997, the aggregate minimum rental commitments under noncancelable operating leases in excess of one year were as follows (in thousands):

Years ending September 30,
  1998......................................................  $2,990
  1999......................................................   2,440
  2000......................................................     483
                                                              ------
          Total.............................................  $5,913
                                                              ======

     The Company is subject to various legal actions and claims which have arisen in the ordinary course of business. In the opinion of management and counsel, the ultimate resolution of such legal proceedings and claims will not have a material effect on the financial position or results of operations of the Company.

11. PUBLISHING RIGHTS

     On December 1, 1997, the Company acquired from Henry Holt and Company the publishing rights for the books published under the names "MIS:Press" and "M&T Books," and the related inventory and other assets, for $5,400,000 in cash and assumed liabilities. The cost of this acquisition was allocated to the assets acquired, including $4,000,000 allocated to publishing rights which is being amortized over eight years.

12. MAJOR CUSTOMERS AND INTERNATIONAL SALES AND OPERATIONS

     Net sales to individual customers representing greater than 10% of the Company's net sales were as follows for the years ended September 30 (in thousands):

                                         1995       1996       1997
                                        -------    -------    -------
Company A.............................  $ 7,667    $10,876    $17,805
Company B.............................   11,104     11,854     14,942
Company C.............................   10,712          *          *
Company D.............................        *     10,303     12,204

---------------
 * Less than 10% of sales.

     The Company operates in one business segment, namely publishing, and develops, publishes and markets products including professional and reference works, consumer books, for the educational, technical, professional and trade markets around the world.

     Net sales to unaffiliated international customers were as follows (in thousands):

                                         1995       1996       1997
                                        -------    -------    -------
Canada................................  $ 4,542    $ 5,481    $ 5,813
Europe................................    2,984      3,965      5,191
Other.................................    2,476      3,734      4,418
                                        -------    -------    -------
Total.................................  $10,002    $13,180    $15,422
                                        =======    =======    =======

                           IDG BOOKS WORLDWIDE, INC.
           (AN INDIRECT SUBSIDIARY OF INTERNATIONAL DATA GROUP, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. UNAUDITED INTERIM FINANCIAL STATEMENTS

     Unaudited interim financial statements as of March 31, 1998 and for the six-month periods ended March 31, 1997 and 1998 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Back Artwork Page:


[Set forth on the inside back cover under the heading "The Brand People Know" are photographs of various ". . . For Dummies(R)" products and the ". . . For Dummies(R)" logos.]

                                    idg logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.


                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Securities and Exchange Commission registration fee.........  $   17,800
NASD filing fee.............................................       6,535
Nasdaq National Market listing fee..........................      90,500
Printing and engraving expenses.............................     305,000
Legal fees and expenses.....................................     536,800
Accounting fees and expenses................................     500,000
Blue Sky fees and expenses..................................       5,000
Transfer agent fees.........................................      10,000
Miscellaneous...............................................     333,365
                                                              ----------
          Total.............................................  $1,805,000
                                                              ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Section 6.1 of the Registrant's Bylaws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

     The Registrant intends to obtain directors, and officers, insurance providing indemnification for certain of the Registrant's directors, officers and employees for certain liabilities.

     Reference is also made to Section 7 of the Underwriting Agreement to be filed as Exhibit 1.1 to the Registration Statement for information concerning the underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     On March 30, 1998, the Registrant issued 11,100,000 shares of its common stock to IDG Enterprises, Inc., an indirect, wholly-owned subsidiary of International Data Group, Inc., in return for all of the issued and outstanding capital stock of IDG Books Worldwide, Inc., a Massachusetts company and the predecessor to the Registrant. The shares were issued in a private placement in reliance on Section 4(2) of the Securities Act.


     On May 6, 1998, the Registrant issued options to purchase 1,500,900 shares of common stock to approximately 440 current employees of the Company at an exercise price of $11.88 per share. The options were issued pursuant to Rule 701 of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits



    EXHIBIT                          DESCRIPTION
    -------                          -----------
     1.1+    Form of Underwriting Agreement.
     3.1+    Amended and Restated Certificate of Incorporation of the
             Registrant.
     3.2+    Bylaws of the Registrant.
     4.1     Form of Registrant's Class A common stock certificate.
     5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation, regarding the legality of the securities being issued.
    10.1*    Form of Indemnification Agreement entered into by the
             Registrant with each of its directors and executive
             officers.
    10.2     1998 Stock Plan and forms of related agreements.
    10.3+    1998 Employee Stock Purchase Plan.
    10.4     Form of Employment Agreement between the Registrant and John
             J. Kilcullen dated as of July 1, 1998.
    10.5     Form of Employment Agreement between the Registrant and
             Steven H. Berkowitz dated as of July 1, 1998.
    10.6     Form of Compensation Agreement between the Registrant and
             John P. Ball dated as of July 1, 1998.
    10.7     Form of Compensation Agreement between the Registrant and
             James A. Doehrman dated as of July 1, 1998.
    10.8     Form of Compensation Agreement between the Registrant and
             Brenda L. McLaughlin dated as of July 1, 1998.
    10.9+    Corporate Services Agreement between the Registrant and IDG dated as of June 1, 1998.
    10.10+   Registration Rights Agreement between the Registrant and IDG dated as of June 1, 1998.
    10.11    Form of Trademark License Agreement between the Registrant and IDG dated June 1, 1998.
    10.12+   Non-competition Agreement between the Registrant and IDG
             dated as of June 1, 1998.
    10.13+   Tax Allocation Agreement between the Registrant and IDG
             dated as of June 1, 1998.
    10.14+   Share Exchange Agreement between the Registrant and IDG
             dated May 21, 1998.
    23.1     Consent of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation (included in Exhibit 5.1).
    23.2     Consent and Report on Schedule of Deloitte & Touche LLP,
             independent auditors
             (see page II-5).
    24.1+    Power of Attorney.
    27.1+    Financial Data Schedule.
    27.2+    Financial Data Schedule.


---------------

* To be supplied by amendment.


+ Previously filed.


     (b)Financial Statement Schedule

        Schedule II--Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     (a) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California, on this 9th day of July, 1998.


                                          IDG Books Worldwide, Inc.

                                          By:     /s/ JOHN J. KILCULLEN

                                            ------------------------------------
                                                     John J. Kilcullen
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                       SIGNATURES                                     TITLE                    DATE
                       ----------                                     -----                    ----

                 /s/ JOHN J. KILCULLEN                    Chairman of the Board and       July 9, 1998
--------------------------------------------------------  Chief Executive Officer
                   John J. Kilcullen                      (Principal Executive Officer)

                           *                              President and Publisher         July 9, 1998
--------------------------------------------------------  (Principal Financial Officer)
                  Steven H. Berkowitz

                           *                              Vice President and Chief        July 9, 1998
--------------------------------------------------------  Financial Officer (Principal
                   James A. Doehrman                      Accounting Officer)

                           *                              Director                        July 9, 1998
--------------------------------------------------------
                  Patrick J. McGovern

                           *                              Director                        July 9, 1998
--------------------------------------------------------
                    James A. Casella

               *By: /s/ JOHN J. KILCULLEN
  ---------------------------------------------------
                   John J. Kilcullen
                    Attorney-in-Fact

                                                                    EXHIBIT 23.2


                INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULE

IDG Books Worldwide, Inc.


     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-53433 of IDG Books Worldwide, Inc. on Form S-1 of our report dated March 31, 1998 (May 6, 1998 as to the twelfth paragraph of Note 2, May 22, 1998 as to Note 8 and June 1, 1998 as to the last paragraph of Note 9) appearing in the Prospectus, which is a part of such Registration Statement, and to the references to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.


     Our audits of the financial statements referred to in our aforementioned report also included the financial statement schedule of IDG Books Worldwide, Inc. listed in Item 16(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

July 6, 1998
San Jose, California

                                                                     SCHEDULE II

                           IDG BOOKS WORLDWIDE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                          BALANCE AT        ADDITIONS-CHARGED   NET DEDUCTIONS   BALANCE AT END
            DESCRIPTION               BEGINNING OF PERIOD      TO EXPENSE        (RECOVERIES)      OF PERIOD
            -----------               -------------------   -----------------   --------------   --------------
Allowance for sales returns
          1995......................        $ 9,900              $17,347           $12,087          $15,160
          1996......................         15,160               26,866            26,636           15,390
          1997......................         15,390               31,026            28,583           17,833

Allowance for doubtful accounts
          1995......................          1,001                1,459             1,439            1,021
          1996......................          1,021                  557                78            1,500
          1997......................          1,500                1,811              (154)           3,465

Reserve for inventory obsolescence
          1995......................          2,564                4,764             3,158            4,170
          1996......................          4,170                6,779             2,741            8,208
          1997......................          8,208                5,194             1,468           11,934

Reserve for royalty advances
          1995......................            100                  495                --              595
          1996......................            595                  398                --              993
          1997......................            993                1,006                --            1,999

                                 EXHIBIT INDEX


                                                                        SEQUENTIAL
EXHIBIT                                                                    PAGE
NUMBER                            DESCRIPTION                             NUMBER
-------                           -----------                           ----------
 1.1+     Form of Underwriting Agreement.
 3.1+     Amended and Restated Certificate of Incorporation of the
          Registrant.
 3.2+     Bylaws of the Registrant.
 4.1      Form of Registrant's Class A common stock certificate.
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the legality of the securities being issued.
10.1*     Form of Indemnification Agreement entered into by the
          Registrant with each of its directors and executive
          officers.
10.2      1998 Stock Plan and forms of related agreements.
10.3+     1998 Employee Stock Purchase Plan.
10.4      Form of Employment Agreement between the Registrant and John
          J. Kilcullen dated as of July 1, 1998.
10.5      Form of Employment Agreement between the Registrant and
          Steven H. Berkowitz dated as of July 1, 1998.
10.6      Form of Compensation Agreement between the Registrant and
          John P. Ball dated as of July 1, 1998.
10.7      Form of Compensation Agreement between the Registrant and
          James A. Doehrman dated as of July 1, 1998.
10.8      Form of Compensation Agreement between the Registrant and
          Brenda L. McLaughlin dated as of July 1, 1998.
10.9+     Corporate Services Agreement between the Registrant and IDG dated as of June 1, 1998.
10.10+    Registration Rights Agreement between the Registrant and IDG dated as of June 1, 1998.
10.11     Form of Trademark License Agreement between the Registrant and IDG dated June 1, 1998.
10.12+    Non-competition Agreement between the Registrant and IDG
          dated as of June 1, 1998.
10.13+    Tax Allocation Agreement between the Registrant and IDG
          dated as of June 1, 1998.
10.14+    Share Exchange Agreement between the Registrant and IDG
          dated May 21, 1998.
23.1      Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1).
23.2      Consent and Report on Schedule of Deloitte & Touche LLP,
          independent auditors
          (see page II-5).
24.1+     Power of Attorney.
27.1+     Financial Data Schedule.
27.2+     Financial Data Schedule.


---------------

* To be filed by amendment.


+ Previously filed.